Branch 22
811-05088

05058065

**Patricia Louie**
Vice President and Associate General Counsel
Law Department

RECD S.E.C.
JUL 15 2005
1086

May 16, 2005

**VIA AIRBORNE EXPRESS MAIL**

Office of the Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20005

"ALLIANCEBERNSTEIN PORTFOLIOS"

Re: DH2, Inc. vs. Equitable Life Assurance Society of the United States and Equitable Advisors Trust, Case Number 04 C 0487, United States District Court for the Northern District of Illinois

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed please find a copy of the Second Amended Complaint dated April 11, 2005 in the above-captioned matter. Please note that it is anticipated that a Motion to Dismiss will be filed on or about June 6, 2005.

Should you require any additional information with respect to this matter, please do not hesitate to contact me at 212 314-5329. Thank you.

Sincerely,

Patricia Louie
Vice President and Associate General Counsel

Enclosure

cc: Jeffrey B. Maletta, Esq. (w/o enclosure)

PROCESSED
JUL 21 2005
THOMSON FINANCIAL

**AXA FINANCIAL**

 **AXA Equitable Life Insurance Company**, 1290 Avenue of the Americas, New York, NY 10104

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

| | | |
|---|---|---|
| DH2, INC. | ) | |
| | ) | |
| Plaintiff, | ) | Case No. 04 C 0487 |
| | ) | |
| v. | ) | Judge Amy St. Eve |
| | ) | |
| THEODOSSIOS ATHANASSIADES, *ET AL.*, | ) | Magistrate Judge Levin |
| | ) | |
| Defendants. | ) | |

**RESTRICTED DOCUMENT PURSUANT TO LR 26.2**

The documents enclosed in the attached envelope contain information designated as restricted in accordance with a Protective Order entered in American National Bank and Trust Co. of Chicago, et al. v. AXA Client Solutions, LLC, et al., No. 00 C 6786 (Kocoras, C.J.) on or about October 18, 2001.

Dated: April 11, 2005

ARNOLD & PORTER LLP

Kent A. Yalowitz by CSB

Kent A. Yalowitz
Robert A. Goodman
Jonathan N. Francis
*Admitted Pro Hac Vice*
399 Park Avenue
New York, New York 10022
(212) 715-1000

David F. Freeman, Jr.
*Admitted Pro Hac Vice*
555 Twelfth Street, N.W.
Washington, D. C. 20004
(202) 942-5000

*Attorneys for Plaintiff DH2, Inc.*

Eugene K. Hollander
LAW OFFICES OF
EUGENE K. HOLLANDER
33 North Dearborn Street
Suite 2300
Chicago, Illinois 60602
(312) 425-9100

Charles S. Bergen
George R. Dougherty
GRIPPO & ELDEN LLC
227 West Monroe Street
Suite 3600
Chicago, Illinois 60606
(312) 704-7700

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

| | | |
|---|---|---|
| DH2, INC.,<br><br>Plaintiff,<br><br>v.<br><br>THEODOSSIOS ATHANASSIADES, JETTIE M. EDWARDS, DAVID WAYNE FOX, WILLIAM MICHAEL KEARNS, JR., CHRISTOPHER P.A. KOMISARJEVSKY, PETER DANA NORIS, HARVEY ROSENTHAL, GARY S. SCHPERO, EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AND EQ ADVISORS TRUST,<br><br>Defendants. | ) | **FILED UNDER SEAL**<br><br>No. 04 C 0487<br>Judge Amy St. Eve<br>Magistrate Judge Levin<br><br>**JURY TRIAL DEMANDED** |

**SECOND AMENDED COMPLAINT**

Plaintiff DH2, Inc. ("DH2"), by and through its attorneys, for its Second Amended Complaint respectfully alleges as follows:

**NATURE OF THE ACTION**

1. This case arises out of an abuse in the mutual fund industry. Defendants in this case are a behemoth insurance company called the Equitable Life Assurance Society of the United States ("Equitable"); one of the mutual funds that Equitable dominates and controls, which is called EQ Advisors Trust ("EQAT"); and the trustees of EQAT (the "Trustees"), who are charged by statute with the personal and fiduciary responsibility of determining asset values used to establish mutual fund share purchase and redemption prices in accordance with law and in good faith. Defendants have engaged in a price-manipulation scheme to hurt DH2, one of its customers, because DH2 and its affiliates were active mutual-fund traders, and one of DH2's affiliates sued Equitable and threatened it with a billion dollar judgment. Defendants' actions

violate duties imposed on them by the federal securities laws, as well as fiduciary, statutory, and contractual duties imposed by state law.

2. As an active investor, DH2 frequently purchased and redeemed (sold) shares of Defendant EQAT's mutual funds held within Defendant Equitable's variable insurance contracts during the time period covered by this lawsuit. Variable insurance contracts are a form of investment in which an investor's contributions may be invested in a variety of mutual funds, including stock funds, bond funds, and money market funds. The method of pricing mutual funds is regulated by federal statute and was material to DH2 as an active purchaser and redeemer of fund shares. Specifically, when it invested in Equitable's variable insurance contracts in 1999, and each time thereafter during the period covered by this lawsuit that DH2 purchased or redeemed shares of EQAT's mutual funds held within Equitable's variable insurance contract, DH2 relied upon the pricing being conducted in accordance with the requirements of Sections 2(a)(41) and 22 of the Investment Company Act, and upon Equitable's and EQAT's representations that pricing was conducted according to applicable law, including the Investment Company Act, and <u>using actual market quotations of underlying portfolio assets</u>.

3. Defendants' unlawful conduct went forward in two phases. First, in 2001, Defendants adopted and implemented a method of setting mutual fund prices that they called "fair value pricing." Using a methodology never disclosed to investors, defendants instituted their first "fair value pricing" scheme by adopting a secret formula to "adjust" the net asset value ("NAV") of selected mutual funds—primarily those holding securities traded on overseas markets. The Investment Company Act requires calculation of a mutual funds NAV by summing the total value of all securities it holds, subtracting its total liabilities, and dividing the result by the number of outstanding shares. But under defendants' new method, after making

this traditional computation, defendants would (not every day, but on days of their own choosing) then apply a formula to make adjustments of NAVs of selected funds whose securities traded on overseas markets supposedly to obtain a hypothetical valuation for the portfolio as of 4:00 p.m. Eastern time, supposedly on the theory that in the hours between the close of the overseas market and the setting of the NAV at 4:00 p.m. Eastern time, the actual market quotations had become "stale." Defendants knew that this change conflicted directly with the plain language of Section 2(a)(41) of the Investment Company Act, which requires the use of actual market quotations in cases of securities traded on such markets. And defendants also knew—but did not disclose—that their formula was not intended to, and did not, reflect more accurate values of underlying portfolio securities and was not even designed to reflect a hypothetical valuation as of 4:00 p.m. Eastern time.

4. Second, in 2002, defendants unlawfully obtained DH2's secret trading techniques and used those secret techniques in setting "fair value" prices. Defendants' use of those trade secrets further distorted their mutual fund share prices to values that plainly overshot the hypothetical value as of 4:00 p.m. Eastern time. At no time did defendants provide adequate disclosure of the changes to their "fair value pricing" policies.

5. Defendants manipulated prices of the shares of the EQAT mutual funds in at least three different ways. *First*, defendants deviated from the statutory requirement to use actual market quotations when they are readily available to value portfolio assets of investment companies and to establish their share purchase and redemption prices, and instead used "fair value pricing" even though actual market quotations were readily available. This is a simple and straightforward duty. As Judge Easterbrook of the 7th Circuit noted recently: "[w]hen the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15

U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a)." *Kircher v. Putnam Funds Trust*, No. 04-1495, slip op. at 2 (7th Cir. Apr. 5, 2005).

6. *Second*, even beyond defendants' deviation from this simple statutory requirement to use actual market quotations of assets traded in competitive markets, defendants disregarded additional requirements and limitations imposed by Investment Company Act. Specifically, fair value pricing must be conducted: (a) by the Trustees themselves or under their close personal supervision, (b) separately for each portfolio asset being "fair valued" (not on a "bulk" or "top-down" portfolio adjustment basis), (c) in good faith (not to harm a particular shareholder or category of shareholder or to gain advantage in a lawsuit), (d) with appropriate care, and (e) to develop an estimated value that approximates the value as of the valuation time (generally 4 p.m. New York time) not to some other time or price. As described below, defendants deviated from these statutory and fiduciary duties from the outset of their adoption of "fair value pricing." The result was that their prices were doubly artificial: the prices were artificial for the simple fact that they were not based on market quotations when the securities being valued were traded in competitive markets; and they were even more artificial because the defendants did not even have the goal of setting prices that approximated a hypothetical value as of the 4 p.m. New York time of valuation.

7. *Third*, defendants, in violation of a protective order issued by this Court, misappropriated and incorporated plaintiff's trade secrets—its confidential trading strategies and techniques—into the methodology of their pricing scheme, for the purpose of harming DH2. This was even a third level of illegality. Even beyond the defendants' deviation from the simple statutory requirement to use actual market quotations of assets traded in competitive markets; even beyond defendants' failure to set prices approximating the correct hypothetical value as of

the time of valuation, there can be no excuse for obtaining secret trading secrets and techniques in direct violation of a Court order and using those secrets and techniques to set prices.

8. Thus, from 2001 onward, defendants set mutual fund prices at artificial levels and in a manner that was intended to single out and injure DH2 and its affiliates. Ultimately, defendants inflicted serious injury on DH2. When DH2 bought shares of the EQAT mutual funds held within the Equitable variable insurance contracts, DH2 received fewer shares than it was entitled to under the pricing requirements of Section 2(a)(41) and 22 of the Investment Company Act, and when it redeemed mutual fund shares, DH2 received less cash than DH2 was entitled to under Section 2(a)(41) and 22 of the Investment Company Act. This is confirmed by the fact that investors who, on the same day as DH2, redeemed shares in substantially similar funds (not under defendants' control and not subject to their pricing scheme) received more cash than DH2 did; investors in those substantially similar funds received more shares when they invested the same amounts on the same purchase dates. Defendants' changes to the NAVs did not more accurately price the funds' values. Rather, the intent and result of each scheme was to injure DH2 when in bought or sold fund shares.

9. The foregoing conduct, coupled with Defendants numerous misrepresentations and omissions concerning their pricing policies constitute a violation of Section 10(b) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. As the Securities and Exchange Commission has noted:

> The offering price of securities issued by a management investment company is premised upon the net asset value of such shares as determined pursuant to section [2(a)(41) of the Investment Company] Act and Rule 2a-4 (17 C.F.R. 270.2a-4) thereunder and is so represented in its prospectus. The improper valuation of restricted securities held by such a company would distort the net asset value of the shares being offered or, in the case of an open-end

> company, redeemed, and would therefore constitute a fraud and deceit within the meaning of section 10(b) and Rule 10b-5.

10. As described below in detail, each of the defendants knew, or was reckless in not knowing, that their asset valuation and thus share purchase and redemption pricing methods conflicted with the requirements of the Investment Company Act in ways that resulted in artificial prices. Each of the defendants knew, or was reckless in not knowing, that their asset valuation and thus share purchase and redemption pricing methods conflicted with their representations to DH2 and other investors.

11. The individual defendants—trustees charged with the highest fiduciary duty to investors such as DH2 and with specific responsibilities assigned to them by statute—authorized, ratified, and failed to put a halt to Equitable's and EQAT's inequitable and dishonest conduct, undertaken by Equitable employees to try to reduce Equitable's and EQAT's potential billion-dollar liability in litigation brought by a fund managed by DH2. As the Securities and Exchange Commission has explained, the responsibility for ensuring that fair value pricing is implemented in a good faith and in a lawful manner rests personally with the trustees or directors of the fund:

> To comply with section 2(a)(39) of the [Investment Company] Act and Rule 2a-4 (17 C.F.R. 2a-4) under the act, it is incumbent upon the Board of Directors to satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security. . . . The board must also, consistent with this responsibility, continuously review the appropriateness of the method used in valuing **each issue** of security in the company's portfolio.

12. Defendants' unlawful violation of the securities laws has thus included (1) **manipulation** of the prices of mutual funds through (a) the adoption of an artifice called "fair

value pricing" in circumstances where such pricing is simply not allowed by statute; (b) the implementation of "fair value pricing" through processes and for purposes that were not in good faith or the other requirements that apply when fair value pricing is permitted to be used; and (c) the theft of DH2's trade secrets and the unlawful use of those trade secrets to set "fair value" prices in a manner specifically targeted to hurt DH2; and (2) a deliberate **failure to disclose** to DH2 and other investors highly material information about the way in which defendants set mutual fund share prices.

13. To be sure, abuse of investors' trust by management and oversight failure by directors have become common in the mutual fund industry. But this case is particularly egregious because Equitable's behavior in this case was in blatant violation of a protective order issued by a Judge of this Court in litigation between Equitable and a fund managed by DH2. Indeed, Judges of this Court have already imposed monetary and injunctive sanctions against Equitable for violating that protective order and have sanctioned Equitable no fewer than four times for disobeying orders and rules of this Court. Equitable's win-at-any-cost approach to its relationship with DH2 led it to obtain and use highly confidential and proprietary information received in violation of the Court's order and in violation of defendant's fiduciary and contractual duties to their customers.

14. Defendants have breached federal securities laws prohibiting price manipulation. They have breached federal securities laws requiring adequate disclosure of material information to mutual fund customers. They have breached their fiduciary duties to DH2 imposed by federal and state law. They have breached their written contract with DH2. They have misappropriated DH2's trade secrets in violation of state law. DH2 is entitled to compensatory and punitive damages in an amount to be determined at trial.

## JURISDICTION AND VENUE

15. This action arises under the securities laws of the United States, including relevant provisions of the Investment Company Act of 1940 (15 U.S.C. §§ 80a-1 *et seq.*), the Securities Exchange Act of 1934 (15 U.S.C. §§ 78a *et seq.*), and Rules promulgated thereunder, including 10b-5 promulgated under the Exchange Act. This Court has jurisdiction over such claims pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43, Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as 28 U.S.C. §§ 1331 and 1337.

16. The state-law claims arise out of a common nucleus of operative fact as the federal-law claims; the state-law claims are so related to the federal-law claims that they form part of the same case and controversy. Accordingly, this Court has jurisdiction over such claims pursuant to 28 U.S.C. § 1367.

17. A substantial part of the events or omissions giving rise to the claims set forth herein occurred in this District, and defendants are subject to personal jurisdiction in this District, so that venue for this case is proper in this District pursuant to 28 U.S.C. § 1391(b)(2) & (c).

## PARTIES

18. Plaintiff DH2 is a corporation organized under the laws of Illinois with its principal place of business at 500 Skokie Boulevard, Northbrook, Illinois. DH2 invests in mutual funds, variable annuities, and other investment instruments in accordance with a proprietary, highly confidential trading strategy. As is further explained below, DH2 and two affiliates whose assets it manages, Emerald Investments, LP ("Emerald") and Elkhorn LLC ("Elkhorn"), owned variable annuity accounts issued by defendants.

19. Defendant Equitable Life Assurance Society of the United States ("Equitable") is one of the largest companies in America. Equitable is 100% owned and

controlled by a financial behemoth headquartered in France—the AXA Group. The AXA Group had $979 billion in assets under management and reported revenues of approximately $81 billion for the full year 2003.

20. Equitable offers and sells variable annuity contracts to the investing public. These contracts permit investors to invest in separate accounts—a form of mutual fund—managed by an Equitable captive entity, Equitable Advisors Trust ("EQAT"). EQAT is an open-end management investment company (a mutual fund) governed by and registered under the Investment Company Act of 1940, 15 U.S.C. § 80a-8.

21. Interests in separate accounts offered by Equitable and managed by EQAT are "securities" within the meaning of the Securities Act of 1933, 15 U.S.C. § 77b(a)(1), the Securities Exchange Act of 1934, 15 U.S.C. § 78c(a)(10), and the Investment Company Act of 1940, 15 U.S.C. § 80a-2. EQAT, in turn, invests in the securities (stocks or bonds) of other companies or in securities of government entities. EQAT is dominated and controlled by Equitable.

22. Defendant Theodossios Athanassiades is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. On information and belief, Mr. Athanassiades is affiliated with another insurance giant, Met Life, and resides in Princeton, New Jersey.

23. Defendant Jettie M. Edwards is and was at all relevant times a Trustee of EQAT. As such, she is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*,

section 2(a)(41) of the Investment Company Act. On information and belief, Ms. Edwards is also a trustee of more than two dozen mutual funds issued by scandal-plagued PHBG and resides in Montecito, California.

24. Defendant David Wayne Fox is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. On information and belief, Mr. Fox was chairman of Northern Trust Company until 1995 and resides in the Chicago area.

25. Defendant William Michael Kearns, Jr. is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. On information and belief, Mr. Kearns was an investment banker in New York City, now has his own private investment company, and is a resident of Green Village, New Jersey.

26. Defendant Christopher P.A. Komisarjevsky is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. On information and belief, Mr. Komisarjevsky is the president of Burson-Marsteller Worldwide, a public relations firm, and a resident of Atlantic Beach, New York.

27. Defendant Peter Dana Noris is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*,

section 2(a)(41) of the Investment Company Act. Mr. Noris is the Chairman of EQAT and an employee of Equitable. Upon information and belief, he is a resident of Rye, New York.

28. Defendant Harvey Rosenthal is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. Upon information and belief, Mr. Rosenthal was the Chairman of Melville Corporation, now known as CVS Corporation, and is a resident of Pawtucket, Rhode Island.

29. Defendant Gary S. Schpero is and was at all relevant times a Trustee of EQAT. As such, he is a "director" of EQAT under the Investment Company Act, 15 U.S.C. § 80a-2(a)(12), and therefore has personally undertaken fiduciary duties to DH2 under, *inter alia*, section 2(a)(41) of the Investment Company Act. Upon information and belief, Mr. Schpero was a partner in the law firm of Simpson Thacher & Bartlett and is a resident of Norwalk, Connecticut.

30. Defendants Athanassiades, Edwards, Fox, Kearns, Komisarjevsky, Noris, Rosenthal, and Schpero ("The Trustees"), as trustees of EQAT, exercise "control" over EQAT's pricing within the meaning of the Investment Company Act, 15 U.S.C. § 80a-2(a)(9), are collectively a "control person" of EQAT as regards pricing matters, within the meaning of Section 20(a) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78t(a), and are personally and individually responsible for the conduct of valuation of the assets of EQAT in the absence of readily available market quotations, pursuant to Section 2(a)(41) of the Investment Company Act, 15 U.S.C. § 80a-2(a)(41), and Rule 2a-4 thereunder, 17 C.F.R. § 270.2a-4. The Trustees are "directors" of EQAT within the meaning of 15 U.S.C. § 80a-2(a)(12).

31. In addition, Equitable, as owner of EQAT, exercises "control" over EQAT within the meaning of the Investment Company Act, 15 U.S.C. § 80a-2(a)(9), and is a "control person" within the within the meaning of Section 20(a) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78t(a).

## FACTUAL ALLEGATIONS

**DH2 And Its Business**

32. Plaintiff DH2 is a highly successful investment concern that trades in a variety of investment instruments, including annuity contracts offered by Equitable. DH2's principals have over 40 years of combined experience in trading in various markets. Relying on that experience and prudent judgment, DH2 employs a sophisticated and proprietary trading strategy, which involves active trading on the basis of a variety of market indicators.

33. DH2's proprietary and confidential trading strategy is its core corporate asset, and in order to effectuate its trading strategy, DH2 requires a high degree of trading flexibility to enable it to move freely from one investment to another. DH2's trading strategy is a closely held trade secret. DH2 does not disclose its strategy outside of DH2 and its affiliates. Indeed, DH2 expends significant efforts to minimize the risk of any disclosure of its strategy. As a result of the success of its trading strategy, DH2 has developed an impressive track record of successful and profitable trading in the marketplace. The continued profitability of DH2's business depends on its ability to employ the strategy.

**The Equitable Funds**

34. Equitable and EQAT offer various investment products to the public. Among these investment products are variable annuity contracts. Accumulator and Equi-Vest

are two variable insurance contracts offered by Equitable. As such, they are "securities" regulated under the 1933 Act and 1934 Act.

35. EQAT is an open-end investment company or "mutual fund" registered under the Investment Company Act. EQAT is a form of mutual fund that exists solely to hold and invest assets within variable insurance contracts for the benefit of the owner of the variable insurance contract, in this case, DH2. EQAT has many different portfolios, each of which is essentially a separate investment fund regulated under the Investment Company Act, and each of which investment funds issue interests or shares. All shares of the EQAT portfolio funds are held exclusively through accounts that hold the assets invested by customers such as DH2 in variable insurance contracts. Each of the shares or interests in the various portfolio funds of EQAT is a "security" within the meaning of the 1933 Act, the 1934 Act and the Investment Company Act.

36. The variable annuities' underlying investment options—managed and referred to as "subaccounts"—are a form of mutual fund. A holder of a variable annuity contract first makes an initial investment (or "contribution") to Equitable. The investor may allocate its contribution, as well as any later contributions, between and among the designated investment funds, or subaccounts, of EQAT.

37. Interests in EQAT are offered and sold in primary offerings by the issuer, and redeemed upon demand by the issuer, rather than traded in secondary markets. As a consequence, all offers and sales of interests by EQAT are conducted pursuant to a prospectus and are subject to the anti-fraud provisions of the Securities Act of 1933, 15 U.S.C. § 77a *et seq.* In addition, all sales and redemptions of interests issued by EQAT, as well as transfers among subaccounts, are purchases or sales of securities and therefore subject to the anti-fraud provisions

of Section 10(b) of the Securities Act of 1934, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5.

38. Variable insurance contracts involve a three-level investment: first an investment by the customer in the variable insurance contract; second, an investment decision by the customer to place the assets held within the variable insurance contract into shares of specific mutual fund portfolios; and third, the investment by those mutual funds into various portfolio securities. As a result, there are two different types of "purchases" and "sales" of "securities" by DH2 involved in DH2 (or any investor) investing in the Accumulator and the Equi-Vest as variable insurance products. The investment by DH2 in the Accumulator and the Equi-Vest contracts is a purchase of a variable insurance contract, which itself is a "security," offered and sold to DH2 and its affiliates in 1999 pursuant to a prospectus and registration statement. Once invested in the variable insurance contract, DH2, like any other investor, has made its deal, and cannot redeem the money from the variable insurance contract for several years without being charged substantial penalties.

39. Once DH2's money was invested in the variable insurance contract, DH2 invested the money standing in DH2's account within the variable insurance contract into particular EQAT fund portfolios, each of which was a separate "purchase" of securities. Each time DH2 changed the allocation of its money within the variable insurance contract, DH2 did so by redeeming shares of one EQAT portfolio fund (a sale of securities) and purchasing shares of a different EQAT portfolio fund (a purchase of securities).

40. The price at which each of the EQAT portfolio fund share purchases and redemptions is conducted, and the process for establishing that price, is dictated by the Investment Company Act. Section 2(a)(41) requires that actual market quotations of each

individual security held within the fund be used every day to calculate the NAV of the fund and the purchase and redemption prices of fund shares. Fair values (estimated values of individual portfolio securities) are not permitted to be used to value underlying assets unless actual market quotations are not readily available. When permitted to be used at all, fair values must be estimated individually, portfolio security-by-security, by the directors of the fund, who are required to calculate what a buyer and seller would pay now (not tonight, tomorrow or at some other future time) for each security. EQAT and Equitable do not have discretion to choose a different pricing method, and EQAT and Equitable represented that they followed the pricing requirements of the Investment Company Act. DH2 relied upon Equitable and EQAT adhering to the pricing requirements of Sections 2(a)(41) and 22 of the Investment Company Act. Because DH2 as part of its investment strategy was an active purchaser and redeemer of EQAT portfolio fund shares held through the variable insurance contract (a fact known to defendants), compliance by defendants with the statutory pricing requirements of the Investment Company Act was material to DH2's decision to invest in the Equitable's variable insurance contracts and in making each of its purchase and redemption decisions for the EQAT portfolio fund shares owned for the benefit of DH2 within the variable insurance contracts.

**Pricing of Equitable's Funds**

41. Unlike a stock, bond, or other security traded on an exchange, the assigned value of a mutual fund unit in EQAT does *not* vary throughout the day. Instead, EQAT sets the assigned value of the investment funds—and thus value of the contract holder's stake—once each day, at 4:00 p.m. Eastern Time, when the New York Stock Exchange closes.

42. An investment company such as EQAT is required to determine the purchase and redemption price of each of its funds by determining the net asset value ("NAV")

per share of each such fund. EQAT calculates NAV for each fund by determining the "value" of each of the assets (stocks, bonds or other securities) within the fund, totaling those asset values, subtracting liabilities and accrued expenses of the fund, and dividing the resulting total by the number of issued and outstanding interests of the fund. 15 U.S.C. §§ 80a-2(a)(41); 22; 17 C.F.R. §§ 270.2a-4; 270.22c-1.

43. When EQAT holds assets that trade in active markets, Section 2(a)(41) of the Investment Company Act requires that it must value the portfolio assets using their most recent actual market quotations. Only if actual market quotations are not readily available are "fair values" allowed to be used to value EQAT's portfolio assets.

44. If, for **any** reason, there is no readily available market quotations, Congress has imposed the duty directly on EQAT's trustees to determine the underlying securities' "fair value" in good faith. 15 U.S.C. §§ 80a-2(a)(41); 17 C.F.R. § 270.2a-4. This statute therefore imposes two related duties on the Trustees: the decision whether to use fair value pricing and the conduct of that fair value pricing. These are not merely a fund trustees' duties as a result of the trustees' general oversight responsibilities as fiduciaries under state law and under Section 36 of the Investment Company Act. Instead, the decision when to use and the conduct of fair value pricing is one of a handful of very specific non-delegable tasks (the others being other important tasks such as approving the fund investment advisers' contract and approval of a merger of the fund) that the Investment Company Act expressly requires in Section 2(a)(41) that the trustees perform **personally**.

45. Historically in the case of publicly traded portfolio securities, actual market quotations have been deemed to be not "readily available" only in limited, extraordinary circumstances. In particular, market closing prices from competitive, active trading markets,

have historically been universally understood to be "readily available" except in cases of catastrophic events, such as an earthquake, or a company's announcement of bankruptcy, which would result in a halt in trading a particular security or closing a market. Until 2001, use of fair value pricing has been universally understood as a matter of custom and usage to be inappropriate in the absence of such extraordinary events. Since the earliest days of mutual fund regulation, regulators and industry have used actual market quotations to compute NAVs even if those quotations were as old as 72 hours. (For example, prices might be set at 4:00 p.m. on a Monday based on trading on a foreign market that had closed the prior Friday, in situations where US markets—but not the relevant foreign market—were open on the Monday.)

46. As is alleged at greater length below, Equitable and EQAT, through their agent, understood that the use of market quotations was required by federal law and that the use of "fair value pricing" as adopted beginning in September 2001, conflicted with the law and with the historical industry understanding of the availability of actual market quotations.

47. Section 2(a)(41) of the Investment Company Act prohibited Equitable from using "fair value pricing" to establish the value of the portfolio assets and the purchase and redemption prices of shares of the EQAT mutual funds because actual trading market prices for the portfolio assets were readily available. As Judge Easterbrook of the 7th Circuit noted recently: "[w]hen the funds hold assets that trade in competitive markets, they must value the assets at their market price. 15 U.S.C. § 80a-2(a)(41)(B)(ii), 17 C.F.R. § 270.2a-4(a)." *Kircher v. Putnam Funds Trust*, No. 04-1495, slip op. at 2 (7th Cir. Apr. 5, 2005).

48. Even if, however, the use of "fair value pricing" had been permitted in this manner (which it was not), defendants' conduct did not meet the standards that apply under the Investment Company Act when fair value pricing is used to value the assets and set the purchase

and redemption prices of shares of an investment company. As the SEC has stated, fair value pricing, when allowed at all, must be conducted and supervised by the directors themselves: "To comply with [Investment Company Act § 2(a)(41) and 17 C.F.R. 2a-4], it is incumbent upon the Board of Directors to satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security.... The directors must recognize their responsibilities in this matter and whenever technical assistance is requested from individuals who are not directors, the findings of such individuals must be carefully reviewed by the directors in order to satisfy themselves that the resulting valuations are fair." SEC, Accounting Series Release No. 113, 35 Fed. Reg. at 19988 (Dec. 31, 1970).

49. Fair value pricing, when allowed at all, must be conducted in good faith. It is the responsibility of the board of directors to determine the fair value in good faith. Defendants' "fair value pricing" in this case was not conducted in good faith, but was instead applied in bad faith to harm DH2 both in its purchases and redemptions and in establishing the damages in Emerald's pending lawsuit. Defendants did not consistently apply "fair value pricing." Defendants adopted and implemented "fair value pricing" to hurt DH2's and its affiliates. Defendants even incorporated into their "fair value pricing" methodology DH2's stolen proprietary trading techniques.

50. Fair value pricing, when allowed at all, must be conducted with an appropriate level of care. "[T]he Board of Directors [must] satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security. ... The board must also, consistent with this responsibility, continuously review

the appropriateness of the method used in valuing each issue of security in the company's portfolio." SEC, Accounting Series Release No. 118, 35 Fed. Reg. at 19988 (Dec. 31, 1970).

51. Fair value pricing, when allowed at all, must be conducted in an way designed to estimate the current fair value of the individual securities as of the valuation time (not at some subsequent time or to some other valuation criteria not based on estimated current value). Defendants did not conduct or design their "fair value pricing" formula in an way designed to estimate the current fair value of the individual securities as of the valuation time, 4:00 p.m. Eastern time according to the relevant prospectus. As Trustee Noris has testified, the defendants made no effort to target their "fair value pricing" calculation to a hypothetical 4:00 p.m. Eastern time value; instead Trustee Norris admitted, defendants' valuation targeted "[g]enerally the next day's close because that's where the best data is available."

52. Fair value pricing, when allowed at all, must be conducted on an asset-by-asset basis (bottom up), rather than on a portfolio basis (top down). The top-down method simply is not contemplated by the statute, which requires aggregating the values of each of a portfolio's individual assets, as calculated in accordance with Section 2(a)(41), and nowhere makes provision for a gross formulaic adjustment to NAV. Defendants' "fair value pricing" was not conducted by a "bottom up," asset-by-asset calculation as required by Section 2(a)(41) of the Investment Company Act, but instead was conducted on a "top down" portfolio adjustment basis.

53. Defendants' failure to appropriately conduct valuations according to the requirements of the Investment Company Act and consequent mispricing of share prices used for purchases and redemptions, is securities fraud actionable under Rule 10b-5. As the SEC has noted, "[t]he improper valuation of ... securities held by such a company would distort the net

asset value of the shares being offered or, in the case of an open-end company, redeemed, and would therefore constitute a fraud and deceit within the meaning of section 10(b) and Rule 10b-5." SEC Accounting Series Release 113, 35 Fed. Reg. at 19991 (1970).

54. Honest and lawful valuation of assets, and consequent establishment of the NAV, is highly material to an investor in an open-end investment company, because it establishes the number of interests or shares issued to an investor when the investor purchases interests or shares in a fund, and the amount of cash proceeds received when the investor redeems interests or shares in a fund. A loss to an investor resulting from improper valuation of assets used to set share purchase and redemption prices is a personal claim of the investor who bought and sold at the improperly calculated prices.

**The Trustee Defendants**

55. Each of the individual Trustee Defendants is a fiduciary of DH2. As fiduciaries, the Trustees owed DH2 the highest duty of good faith and loyalty. A trustee is held to something stricter than the morals of the market place. Not honesty alone but the punctilio of an honor the most sensitive, is the standard that governs the Trustees' conduct with respect to DH2. As fiduciaries, the Trustee Defendants owed a duty to act in DH2's best interests, and not to place the interests of Equitable or other classes of investors ahead of DH2's interests.

56. As set forth herein, the Trustees did not fulfill their fiduciary obligations. On the contrary, they have acted (or failed to act when they should have taken action) in ways that have injured DH2, permitting DH2's core business asset to be used for the purpose of establishing and furthering an unlawful, undisclosed pricing scheme for the purpose of thwarting DH2's trading strategy.

57. If a Trustee Defendant complied with his or her duty to conduct personally and closely supervise the "fair value pricing" process and continuously review and approve the formulas, criteria and methods used, he or she was a knowing participant in the misvaluation of DH2's shares. If a Trustee failed to comply with his or her statutory duties, he or she was reckless in not knowing exactly when, how and for what purposes fair value was being applied.

**Equitable's Accumulator Product**

58. Equitable marketed its annuity contracts, including a product called the "Accumulator," to the general public, including DH2, by means of prospectuses and related documents. Accordingly, Equitable disseminated and directed DH2 to the 1999 prospectus for the Accumulator (the "Prospectus").

59. Defendants distributed the Prospectus and supplemental information by using instrumentalities of interstate commerce, including but not limited to the mails. Defendants also filed the Prospectus with the Securities and Exchange Commission.

60. The Prospectus represented that investors would be permitted unrestricted transfers within and among the various Equitable separate accounts without limitations on the size or frequency of those transactions. The Prospectus stated expressly that investors would be entitled to "unlimited free transfers" of investments among funds.

61. The Prospectus represented that the funds would be valued at the close of each business day (defined as 4:00 p.m. Eastern Time), as follows:

> **Dates and prices at which contract events occur**
> **Business Day**
> Our business day is any day the New York Stock Exchange is open for trading. Each business day ends at the time trading on the exchange closes or is suspended for the day. We calculate unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m. Eastern Time. . . . If your contribution, transfer or any other transaction request, containing all the required

> information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

The prospectus does not represent that any fund values can or would be adjusted in any other manner.

**September 1999: DH2's Contract with Equitable**

62. In 1999, as a result of Equitable's aggressive sales efforts, DH2 decided to invest in various Equitable annuities. DH2 opted to invest in the Accumulator annuity.

63. On or about September 15, 1999, DH2, in reliance on the representations in the Prospectus, made an initial contribution to Equitable of $900,000. This contribution, coupled with later contributions and the investment gains thereon, ultimately totaled approximately $7.5 million. Equitable issued Certificate Number 99 681 077 (the "Certificate") to DH2. According to the Certificate, the investment product is a "combination fixed and variable deferred annuity," and Equitable "will provide the benefits and other rights pursuant to the terms of this Certificate."

64. The Certificate incorporates one of Equitable's form contracts. Specifically, the Certificate is "issued under the terms of the Contract defined in Section 1.09." Section 1.09, in turn, states that "'Contract' means the Group Annuity Contract named in the Data pages." On Data page 1, the Certificate identifies the aforementioned contract as "Group Annuity Contract No. AC 6725." For the sake of this suit, the relevant provisions of the Certificate and the Group Annuity Contract form contract are substantially similar; therefore, they are collectively referred to as the "Contract."

65. Consistent with the parties' intent and Equitable's prior representations, the Contract allows DH2 to transfer its contributions among EQAT investment funds "at any

time," without an investment charge and without tax penalty. The Contract explicitly affords DH2 "unlimited" free transfers.

66. Pursuant to the Contract, the value of the underlying EQAT investment funds is set at the end of each Business Day, defined in Section 1.05 as "4:00 p.m., Eastern time."

67. Section 2.03 of the Contract states that the value of each security in each Equitable fund—and thus DH2's investment in that fund—is determined each day based upon its "market value or, where there is no readily available market, the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations." Therefore, if a market quotation is "readily available," Equitable is contractually obligated to use that quotation as the value of its investment funds. If a market quotation is not readily available, the Contract allows Equitable to use so-called "fair value pricing." As noted above, universal custom and usage in the industry as of the time of the Contract provided that market quotations were not "readily available" **only** as a consequence of extraordinary events, such as bankruptcy and natural disasters that prevent or close trading.

68. Nothing in either the Certificate or the Contract states or even suggests that Equitable would use artificially-derived, non-market valuations of the assets of a fund when a market quotation was readily available, as that term was universally understood.

**1999: Emerald's Investment In Equitable Annuity Contracts**

69. In 1999, Equitable also marketed its annuity contracts to DH2's affiliate, Emerald. As noted above, DH2 manages Emerald, and Emerald trades according to the same trading strategy as DH2. Accordingly, Emerald determined that, because Equitable offered the

ability to trade in funds without restriction and based on actual market prices, investing in Equitable funds would be advantageous.

70. As was the case with the prospectus disseminated to DH2, the prospectuses distributed to DH2-affiliate Emerald (for the Accumulator and another annuity called "Equi-Vest") made clear that Emerald would have the right to transfer its investments without restriction. Also, the Equi-Vest Prospectus represented that the funds would be valued each day at 4:00 p.m. Eastern Time. The Equi-Vest Prospectus said nothing about pricing the funds in any other manner.

71. Equitable understood that Emerald was an active trader. It made specific representations to Emerald that it was a welcome investor and would be permitted to actively trade in Equitable funds without restrictions.

72. As a result of Equitable's marketing efforts, DH2-affiliate Emerald in 1999 invested in both the Accumulator and Equi-Vest products.

**July 2000-Early 2001: Equitable Tries To Shut Down Emerald's Trading**

73. In 2000, Equitable and EQAT decided to change their policies, purportedly in an effort to combat what they termed "market timers" trading in Equitable funds. "Market timers" is a term that purports to describe many different types of investors who make frequent trades based on small movements in the markets. "Market timing" is not prohibited by any federal or state securities laws nor indeed by any law at all. It is legal and practiced by many investors.

74. Equitable identified Emerald as a market timer. Beginning in July 2000 and continuing through early 2001, Equitable began to restrict and interfere with Emerald's trading. Equitable began by issuing demands that Emerald "stop making transfers for less than a

week." It also issued various threats to revoke Emerald's ability to transfer its investments if it did not comply. In September 2000, Equitable or its affiliates announced that fax and phone transfer orders from Emerald would no longer be accepted.

75. Equitable took these steps event though they blatantly contradicted all of the assurances and representations made to Emerald in the prior year that Emerald's trading would be unrestricted. Equitable's new position also constituted a departure from the representations in the relevant prospectuses. Moreover, Equitable's actions constituted a breach of the parties' contracts.

76. Equitable was unaware that DH2 and another DH2 affiliate, Elkhorn, were affiliated with Emerald and traded in the same manner. During the year 2000, Equitable did not attempt to interfere with DH2 or Elkhorn's trading.

**October 2000: The *Emerald* Action**

77. As a result of Equitable's unlawful actions, Emerald had no choice but to commence litigation in the Northern District of Illinois, in an action captioned *American National Bank and Trust Co, et al.. v. AXA Client Solutions, et al.*, No. 00 C 6786. (the "*Emerald* action"). Emerald sued Equitable and two Equitable affiliates, AXA Client Solutions, LLC and AXA Financial, Inc. Emerald asserted claims for breach of contract and for promissory estoppel. The *Emerald* action was assigned to Chief Judge Kocoras and Magistrate Judge Ashman. It remains pending, although it has been re-filed as No. 04 C 4285, to address issues pertaining to diversity jurisdiction.

78. Equitable recognized that it faced significant liability as a result of its breach of its contract with Emerald. In particular, Emerald's damages experts have computed damages comprised largely of Emerald's lost profits, that approach $1 billion. Equitable has

retained three large law firms to defend the *Emerald* action—McDermott Will & Emery; Mayer, Brown, Rowe & Maw; and Paul, Weiss, Rifkind, Wharton & Garrison. In filings with the Securities and Exchange Commission, Equitable admitted that "the monetary damages sought by [Emerald], if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company."

**June to September 2001: Defendants Implement Their First Unlawful Pricing Scheme**

79. After the *Emerald* action was filed, the Trustees, EQAT, and Equitable executives began investigating—and eventually ratified and adopted—a scheme to manipulate the NAV of the various Equitable funds. Rather than use the actual closing prices of the underlying securities to determine the applicable NAV, defendants began to use an undisclosed mathematical formula to adjust prices in its funds in reaction to unspecified, but routine, market conditions. These adjustments were not made because of the absence of readily available market quotations in a particular security; rather they were made wholesale and with the specific intent of interfering with so-called "market timing." At all relevant times, market quotations were readily available for every security in the portfolios of the funds traded by DH2.

80. At all times up to 2001, fair value pricing was universally understood to be a legitimate means of adjusting prices of equities only in limited circumstances. For example, where an extraordinary natural disaster occurred, or where a particular company announced bankruptcy, resulting in a halt in trading, it was understood that market quotations were not "readily available" such that fund managers should adjust the price of the affected securities held in their fund's portfolio to reflect those events. Indeed, this is the practice that was historically used by Equitable and EQAT and it is the practice that is expressly set forth in defendants' disclosures.

81. Equitable and EQAT knew that implementation of fair value pricing was limited to extraordinary events, and that the "fair value pricing" schemes undertaken beginning in 2001 were contrary to existing legal requirements. Their own agent and legal representative publicly voiced that view at about the same time.

82. Since at least 2001, Alliance Capital Management ("Alliance") has been an investment manager of EQAT, as well as a subadvisor for various numerous EQAT funds. Equitable's and EQAT's parent company, AXA Financial, dominates and controls Alliance.

83. Alliance's general counsel in 2001, Mr. Edmund P. Bergan, Jr., was outspoken on behalf of Alliance on the subject of "fair value pricing." The positions he took make it abundantly clear that he, Alliance, and EQAT—the entity Alliance was advising and managing—understood that the use of fair value pricing to "adjust" NAVs on a routine basis for supposedly stale closing prices resulting from the time difference between domestic and foreign markets was and is inconsistent with governing securities laws.

84. For example, in June 2001, Mr. Bergan joined a public letter to the SEC (the "Bar Association letter") by the Committee on Investment Management Regulation of the Association of the Bar of the City of New York. The Bar Association letter was authored by a wide range of market practitioners in response to a position taken in a April 30, 2001 by the SEC Staff promoting a broader use of fair value pricing in the absence of extraordinary events.

85. A letter from the SEC Staff is not a pronouncement from the Securities and Exchange Commission, is not subject to the same notice and comment as the Commission's decisions, and does not bind the Commission. Nonetheless, the April 30, 2001 letter sparked a firestorm of controversy in the mutual fund industry, and for good reason; as even the author of the Staff's letter has repeatedly acknowledged, "[T]he actual wording of the statute wouldn't

lead you to the conclusion that we came to." Transcript of Directors Roundtable Seminar on Fair Value Pricing , at p. 4 (New York, June 2001) (remarks of Douglas Scheidt, SEC Division of Investment Management).

86. The Bar Association letter—joined by and independently advocated by Equitable's own inside counsel—vigorously rejected any proposed use of fair value pricing where market quotations are readily available, for the purpose of adjusting routinely for stale prices or interfering with market timing. The Bar Association letter advocates against "upending established valuation procedures" that would result from broadening "fair value pricing":

> The Committee [including Bergan] believes that it was inappropriate for [the SEC staff] to define "readily available market quotations," to prescribe complex valuation procedures and validation requirements of uncertain import and cast doubt on those currently relied upon by most industry participants, without soliciting the views of the public generally or taking into account the diverse views of the many persons interested in the valuation of investment company securities.... [I]f the [SEC staff] believes that fundamental changes in valuation procedures and price validation are required, the appropriate method of proceeding should have been by concept release or even rulemaking rather than by "clarification and guidance" from the Office of Chief counsel.

87. The Bar Association letter rejects the use of fair value pricing as a routine method of "updating" supposedly stale prices or of combating active traders. At other times, Mr. Bergen, the chief legal officer of EQAT's affiliate and investment manager in 2001, personally reiterated that he shared this view. But EQAT's **litigation** counsel had a different view.

88. As early as June 2000, Equitable's inside litigation counsel had recognized and advised Equitable that it faced a substantial risk of liability to Emerald for its restrictions of Emerald's trading in violation of the Equitable-Emerald contract. For example, inside counsel Eileen Stassa had made a presentation and written a memorandum highlighting the substantial risk of liability.

89. Furthermore, Equitable's litigation counsel urged EQAT to adopt "fair value pricing" in a direct effort to try to minimize the damages that DH2-affiliate Emerald could prove in its action against Equitable. Equitable's Senior Vice President and General Counsel, Richard V. Silver, learned of the existence of the DH2 and Elkhorn accounts. He suggested that these affiliates' accounts could serve as a "proxy" for the damages suffered by Emerald when Equitable shut down trading in Emerald.

90. At a June 28, 2001 meeting, upon learning that the *Emerald* action had not been dismissed, Equitable's Assistant General Counsel for litigation, Dave Hattem, said "We must go forward on Fair Value Pricing!"

91. With aggressive use of wholesale "fair value pricing," Equitable employees believed they could not only drive down DH2's profits directly, but could use those lowered profits before the jury in the *Emerald* action, arguing that Emerald would not have continued to earn the above-market profits it had earned before being shut down. Faced with the conflicting positions by Alliance's general counsel and Equitable's litigation counsel, did the Trustees err on the side of EQAT's investors? They did not. They put the interests of Equitable's management ahead of the interests of investors, in direct violation of their statutory, contractual, and fiduciary duties. In this way, defendants began to discriminate against DH2 for the benefit of management.

92. In September 2001, the Trustees approved the scheme promoted by litigation counsel that, while labeled "fair value pricing," radically differed from the historic practice in two ways. *First*, defendants' did not adjust the NAV on limited occasions where an extraordinary event warranted it. Rather, defendants planned to adjust NAVs routinely, purportedly to "adjust" to a hypothetical 4:00 p.m. Eastern time value, because of so-called

"staleness" in the closing prices of funds that hold securities traded on foreign markets closing several hours earlier than 4:00 p.m. Eastern time. *This plainly violated statutory requirements. Second,* defendants did not conduct their fair valuation as required by law. On information and belief, not all the Trustee defendants personally conducted or closely supervised the valuations with care or in good faith. Defendants did not design their methodology to estimate the value of the individual securities but rather "adjusted" the NAV as a whole. Defendants did not design their methodology to estimate a 4:00 p.m. Eastern time value of the NAV at all. Rather, as Trustee Noris has testified, defendants selected as their target value "[g]enerally the next day's close because that's where the best data is available." Thus, even if fair valuation in general had been permissible in these instances, defendants' conduct of "fair value pricing" deviated from their duties, with the result that they were publishing and using **inaccurate** prices.

93. Defendants did not disclose this change in the Prospectus. They did not update the Prospectus to disclose this change. They did not disclose this change in the registration statements filed by EQAT. They did not disclose the methodology for computing the wholesale "fair value pricing," the standards that would be employed in deciding when and how they would use wholesale "fair value pricing," nor even the goals to be achieved by implementing wholesale "fair value pricing."

94. Rather, defendants made the following misleadingly incomplete statements to investors concerning their use of wholesale "fair value pricing" in their annual reports:

> Other securities and assets for which market quotations are not readily available or for which valuation cannot be provided, are valued at fair value under the direction of the Board of Trustees. Events or circumstances affecting the values of Portfolio securities that occur between the closing of their principal markets and the time the NAV is determined may be reflected in [EQAT]'s

> calculation of net asset values for each applicable Portfolio when [EQAT]'s Manager deems that the particular event or circumstance would materially affect such Portfolio's net asset value.

EQAT's 2002 Annual Report (p. 250, note 1).

95. At no time did defendants disclose to DH2 or to the investing public that EQAT had altered its methodology for calculating the NAV of its funds. At no time have defendants disclosed any details as to how the funds were to be priced under the new wholesale "fair value pricing" scheme, how the pricing "adjustments" would be calculated, when "fair value pricing" was to be used, or when it has or has not been used. Indeed, DH2 has obtained limited information on defendants' pricing scheme only through the limited discovery available in the *Emerald* action because of sanctions imposed on Equitable for its behavior in the course of that litigation.

96. The information that defendants have failed to disclose concerning their wholesale "fair value pricing" method is highly material to reasonable investors such as DH2.

97. Defendants never disclosed that they would apply a "top down" formula to certain funds after calculating NAV. Defendants never disclosed that they would select the funds to which they would apply this formula, or why they would select such funds. Defendants never disclosed that they would select which days to apply this formula. Defendants never disclosed when or why they would apply this formula. Defendants failed to disclose any details about the how they would apply the formula or even what its goals were. Defendants never disclosed that they targeted their "fair value" formula to *predict* a "next day closing price" rather than a hypothetical valuation as of 4:00 p.m. Eastern time.

**October 2001-May 2002: Equitable Repeatedly Violates The Court's Protective Order; Multiple Sanctions Imposed**

98. In the *Emerald* action, Equitable demanded discovery of extremely confidential business information from DH2 and Emerald—particularly information concerning DH2's proprietary trading strategy and trading records.

99. In order to protect this intellectual property, the Court entered a Protective Order on October 18, 2001. The Protective Order provides that materials designated as "Confidential" or "Highly Confidential" are to be used "only for the purpose of preparing for and conducting pretrial, trial, and appellate proceedings" in the case. This was after EQAT had already decided, more than a month before, to adopt its new "fair value pricing" policy. The Protective Order provides that confidential discovery materials can be used for no purpose other than prosecuting or defending the action and not for any business purpose. Documents designated "Highly Confidential" under the Protective Order were not to be disclosed to anyone other than outside lawyers, the Court, court reporters, and expert witnesses, absent agreement of the parties or further court order.

100. Although Emerald (and DH2) were greatly concerned about Equitable's intentions, Emerald relied on the Protective Order and complied with its obligations to provide the information. In interrogatory responses and in deposition testimony, Emerald disclosed to Equitable detailed information concerning DH2's confidential trading strategy.

101. Equitable and its agents did not comply with the Protective Order.

102. Equitable's documents—produced in the *Emerald* action—reveal that Equitable viewed discovery as an opportunity to find out about DH2's trading strategy and that Equitable sought to "reverse engineer how the folks at Emerald made profits."

103. Beginning on October 24, 2001—only a few days after the entry of the Protective Order and DH2's production of confidential information—Equitable committed the first in a series of violations of the order. Equitable learned, through the production of trading records of Emerald, DH2, and other companies managed by DH2, of the relationship between Emerald, DH2, and Elkhorn. Although this information should not have been disseminated beyond Equitable's litigation counsel and should not have been used for any purpose other than defending the litigation, one of Equitable's in-house lawyers, Eileen Stassa, promptly disclosed this information to Kenneth Kozlowski, the EQAT officer responsible for calculating "fair value" prices and who directly reported to Trustee Noris, and other Equitable employees charged with combating "market timers."

104. As a result of this violation of the protective order, Equitable sent a letter to Elkhorn, demanding that it cease all "disruptive trading activities." Emerald immediately moved for sanctions and for further protection from the Court and began to investigate the circumstances of the breach. In an order entered on March 11, 2002, the Court ruled that "pending a final Order concluding these Rule 37 proceedings, Equitable shall take no action to interfere in any way with trading, including so-called 'market timing' trades" in the Elkhorn and DH2 accounts.

105. The Court concluded that Equitable had violated the Protective Order by disclosing Emerald's Highly Confidential information to unauthorized Equitable personnel and that Equitable's explanation for why it had committed this breach was "not credible."

106. On May 28, 2002, as a result of violations of the Protective Order concerning DH2's confidential business information, Magistrate Judge Ashman of this Court

imposed monetary sanctions on Equitable in an amount of approximately $145,000. His decision was later affirmed by Chief Judge Kocoras of this Court.

107. The Court sanctioned Equitable at least three other times during the litigation for further discovery violations.

**April 2002: Equitable Misappropriates Further Confidential Information Concerning DH2's Trading Strategy**

108. On information and belief, Trustee Noris and other Equitable personnel believed the new "fair value pricing" scheme adopted in September 2001 would eliminate DH2's trading profits.

109. In the course of the *Emerald* action, Equitable retained as an expert Matthew P. Richardson, a professor of finance at the Stern School of Business at New York University. Equitable paid Prof. Richardson $600 per hour. It told Prof. Richardson about Emerald's and DH2's trading strategy.

110. On April 3, 2002, Prof. Richardson produced a voluminous, detailed report, which included an extensive analysis of the trading strategy. Prof. Richardson discussed the extent to which Equitable's wholesale "fair value pricing" methodology counteracted DH2's trading strategy. He observed that Equitable's wholesale "fair value pricing" did not completely stop DH2 from implementing its strategy. Prof. Richardson suggested how Equitable could be more effective in countering DH2's trading strategy. Because Prof. Richardson's Report contained and relied on a host of DH2's and Emerald's Highly Confidential information, its disclosure was strictly limited by the Protective Order.

111. Nevertheless, in accordance with its overall pattern of disregard for the Court's orders, in or about April 2002, Equitable's in-house counsel, Ms. Stassa, distributed the report to Trustee Peter Noris, EQAT's Chairman. This was another violation of the Court's

order. At his deposition in the *Emerald* action, Noris admitted that he was "surprised" by Prof. Richardson's conclusion that Emerald was still able to earn excess returns after Equitable had instituted its "fair value pricing" scheme. He testified: "I have a recollection of scanning it [the expert report] and then I have some recollection of these numbers showing an excess return and my commenting, I think to [litigation counsel] Dave Hattem and other attorneys, that I am surprised that there would be any excess return."

112. Having heard Noris's concern, Equitable's in-house litigation counsel then sent the report to yet another employee of Equitable, Kenneth Kozlowski, an officer of EQAT who implemented Equitable's "fair value pricing." At his deposition, Noris admitted that he wanted the information sent to Kozlowski *for a business purpose* (rather than for purposes of the *Emerald* action, as the Protective Order requires). Noris testified:

> Q: Was there any business reason that Mr. Kozlowski should know what's in the expert reports that you are aware of? ***
> A: I'm not sure what you mean by business reason.
> Q: Was it important to the functions that he performs for the company in any way? ***
> A: He analyzes a lot of data for me including data related to these same accounts and trades, and to the extent someone else was analyzing the same data, **I wanted him to see the techniques**. ***
> Q: Let me go back to Kozlowski for a minute . . . You wanted him to see how others were analyzing the same data that he used, was that correct?
> A: Yes.
> Q: Was that with an eye to improving his own techniques in doing data analysis for the company? ***
> A: In terms of educating himself to other techniques, yes.

**May 2002 to Present: Defendants Use Misappropriated Information Concerning DH2's Trading Strategy To Implement Their Second Price Manipulation Scheme**

113. In May 2002, only a month after the improper dissemination of the Richardson Report, defendants implemented what they have called a "new system" for pricing the fund's NAV. On information and belief, this change was made to more closely track,

counter-act, and undercut the trading strategy employed by DH2. Defendants did not disclose this "new system" to investors. Instead, they continued to refer to their scheme as "fair value pricing."

114. Equitable's "fair value" formula did not seek to achieve a hypothetical "true market" value as of 4:00 p.m. Eastern time; rather the "new system" deviated even further from any attempt at estimating an accurate, hypothetical market value as of 4:00 p.m. Eastern time, as evidenced by the fact that it overshot the next day's prices on days when DH2 traded. Following defendants' implementation of the "new system" for "fair value pricing," the profitability of DH2's trading declined. DH2's fiduciaries had taken its key business asset and used that asset against it, causing losses.

115. Moreover, although Equitable was expressly forbidden by contract and by Court order to interfere with DH2's (and Elkhorn's) trading, defendants' new pricing scheme accomplished indirectly what Equitable was forbidden to do directly. As a result of defendants' misconduct, DH2 reduced and later halted its trading in Equitable funds. It has therefore been deprived of the benefits of its contracts with Equitable.

116. Thus, defendants second scheme consisted of stealing DH2's proprietary and confidential trading technique in violation of a court order, changing Equitable's "fair value pricing" formula accordingly, and using that formula to set prices away from the market in order to eliminate DH2's ability to earn profits.

117. Defendants never disclosed the change to their methodology. They never disclosed that they obtained unlawful access to DH2's trade secrets. They never disclosed that they used those trade secrets to change their "fair value pricing" formula.

**The Effect of Defendants' Price Manipulation Schemes Upon DH2's Trading**

a. **Plaintiff's Trading**

118. During 1999 and 2000, DH2 made numerous capital contributions to its account with Equitable, each of which was a purchase of securities within the meaning of Section 10(b) of the Exchange Act and Rule 10-b(5) promulgated thereunder. During this period, DH2 made the following capital contributions::

| | |
|---|---|
| September 14, 1999: | $900,000 |
| September 19, 1999: | $561,000 |
| December 27, 1999: | $130,000 |
| January 4, 2000: | $1,000,000 |
| July 27, 2000: | $485,000 |
| July 31, 2000: | $490,000 |

119. Plaintiff began buying and selling shares in the Accumulator Fund shortly after it entered into its contract with Equitable and made its first capital contribution in 1999. It continued to buy and sell shares of the Accumulator Fund on numerous dates over the next five years. Each of these transactions was *also* a purchase or sale of securities within the meaning of Section 10(b) of the Exchange Act. DH2 bought and sold shares of defendants' fund at all relevant times—during the time defendants were using lawful market quotations, during the period following September 2001 in which they implemented their initial unlawful price manipulation scheme, and following May 2002, during which defendants implemented their second, more successful manipulation scheme using DH2's stolen trade secrets.

120. Set forth below are specific purchases and sales from the 1999-2004 time period. These are **examples** of the hundreds of purchases and sales of the Equitable

Accumulator Select Putnam International Equity Fund, the Equitable Accumulator Select EQ International Fund, and the Equitable Accumulator Select Morgan Stanley Emerging Market Fund in which DH2 engaged:

| **Date** | **Buy/Sell** | **Number of Shares (Dollar Amount)*** |
|---|---|---|
| September 19, 1999 | Sell | 22,179 ($561,000) |
| September 22, 1999 | Buy | 57,771 ($1,461,520) |
| October 7, 1999 | Sell | 58, 652 ($1,486,680) |
| November 18, 1999 | Buy | 63,021 ($1,602,999) |
| December 22, 1999 | Buy | 62,332 ($1,590,561) |
| January 6, 2000 | Sell | 22,931 ($586,406) |
| February 15, 2000 | Buy | 138,305 ($3,550,600) |
| April 25, 2000 | Buy | 18,329 ($474,010) |
| October 3, 2001 | Buy | 39,913 ($1,083,263) |
| October 17, 2001 | Buy | 42,020 ($1,140,715) |
| February 20, 2002 | Buy | 40,384 ($1,096,666) |
| July 15, 2002 | Buy | 185,229 ($5,024,112) |
| August 14, 2002 | Buy | 39,537 ($1,071,968) |
| August 23, 2002 | Sell | 38,760 ($1,050,779) |
| August 27, 2002 | Sell | 38,826 ($1,052,493) |
| September 5, 2002 | Sell | 38,853 ($1,052,621) |
| November 26, 2002 | Sell | 177,862 ($4,816,146) |
| December 16, 2002 | Buy | 46,552 ($1,260,000) |
| January 13, 2003 | Buy | 121,809 ($3,294,863) |

*Rounded down to the nearest whole share (whole dollar).

121. Thus, at all relevant times, DH2 made numerous purchases and sales of shares of the Accumulator fund. As is explained further herein, in the period following September 11, 2001 and then following May 2002, DH2's purchases and sales took place at artificial prices due to defendants' manipulative practices. DH2's purchases and sales took place at prices that were less favorable to DH2 than the prices that would have flowed from the use of actual market quotations that defendants should have used in pricing the Accumulator NAV.

122. Moreover, as a result of defendants' efforts to target DH2, steal its trade secrets, and use those trade secrets to manipulate the method by which NAVs are calculated, DH2 was forced to curtail—and later to terminate—its trading. While DH2 engaged in more than 400 purchases and redemptions during the years 1999 through 2002, it engaged in fewer than ten in 2003 and none thereafter. This curtailed activity is a further result of defendants' price manipulation and has further damaged DH2.

123. Defendants are fully knowledgeable about all of DH2's trades in the EQAT fund, including the prior examples and others not listed above. This information is and at all times has been in the possession of defendants, who run the fund and process the trades in the fund.

**b. Defendants' Mispricing**

124. Defendants did not alter the NAV of the Accumulator fund in an honest effort to make the NAV more accurately reflect market valuations.

125. Defendants' "fair value pricing" methods have not, and are not intended to, price the NAV more closely aligned with actual market values. The pricing schemes they have employed are intended to, and have, generated artificial, false prices, in violation of Sections 2(a)(41) and 22 of the Investment Company Act and in conflict with their written

representations of compliance with the pricing requirements of the Investment Company Act, targeted DH2 and Emerald, and caused DH2 to purchase shares at prices higher than true market quotations and sell shares at prices lower than true market quotations.

126. Although defendants have deliberately kept secret the specific methodology they have employed to misprice the NAV, it is clear that the method they have chosen renders the NAVs both inaccurate and less favorable to DH2 than would the use of available market quotations.

127. This can be seen, for example, by comparing the pricing employed by two substantially similar funds, one of which uses market quotations, and the other of which uses defendants' "fair value pricing." The Equitable Accumulator Select Morgan Stanley Emerging Markets Fund is a proprietary fund offered by Equitable and run by Morgan Stanley, the large and well-known financial services firm. Morgan Stanley manages the fund and offers a substantially similar fund—also called Morgan Stanley Emerging Markets—to its retail customers.

128. On August 14, 2002, DH2 bought shares of Morgan Stanley's Emerging Markets fund offered by Equitable. On that day, Morgan Stanley's retail customers experienced a 1.75% rise in NAV in the Emerging Markets fund. But DH2 and other Equitable customers who bought the substantially similar Morgan Stanley Emerging Markets fund that day **from Equitable** paid more. That is because defendants' "fair value" pricing formula required Equitable customers to pay for a much larger 3.48% rise in NAV.

129. If this larger rise was merely adjusting for "staleness" and was actually "more accurate" than Morgan Stanley's own retail price, then Equitable's larger price increase would be reflected in the next-day prices of the Morgan Stanley retail fund—the price of the

retail Morgan Stanley fund would have followed the Equitable Morgan Stanley fund with a move *up* the next day. But on that next day, August 15, Morgan Stanley retail customers experienced a 0.48% *drop* in NAV. The Equitable "fair value price" was not more accurate, but had overshot the market and falsely overstated the price of the fund. Further compounding the problem, defendants' "fair value" methodology produced a much larger 2.40% drop in NAV on August 15, apparently attempting to correct the dramatic and inappropriate price increase of the day before.

130. The same falsifying effect occurred—in reverse—when DH2 sold shares on August 23. Morgan Stanley retail customers experienced a 0.75% drop in NAV, but Equitable customers experienced a much larger 1.64% drop in NAV. DH2 got less money when it sold its shares than it should have because, again, defendants' larger price movement artificially depressed the selling prices, once again overshooting the market. On the next trading day, August 26, the Morgan Stanley retail fund NAV was down another 0.19%. But because defendants' formula had artificially depressed the previous day's price, the price that defendants published on August 26 was now **up** by 0.85%. Defendants' next-day movement **in the opposite direction of the market** cannot be explained away, but reflects correction from artificial prices—prices that hurt DH2 in its trading.

131. These dramatic price swings unique to Equitable's pricing methodology as applied to a fund managed by outsiders and sold at retail vividly illustrate the pricing problem, but are not the extent of the harm caused by defendants' "fair value pricing" based on DH2's stolen confidential information.

132. As is illustrated by the foregoing, the pricing schemes implemented by defendants did not simply attempt to ascertain the accurate, hypothetical 4:00 p.m. value of the

NAV. Defendants' schemes instead derived prices that never existed in the markets in an attempt to predict what the movement of individual equities, as well as country and/or regional indices might reflect in the future. Based on defendants' attempted predictions of future price movements—and not on price points that actually existed—defendants contrived underlying prices and then calculated a NAV based on those contrived prices.

133. This example of an actual series of DH2's trades in the Equitable Accumulator Select Morgan Stanley Emerging Markets Fund from August 2002 shows with precision how defendants' new "fair value pricing" formula not only adjusted away from the actual market quotations, but also purported to anticipate assumed future movements in markets as forecast by DH2's strategy, thus creating a discrepancy between the actual value of a fund's shares and the price attributed to that fund's shares by defendants. This practice was then and remains today illegal under Section 2(a)(41) of the Investment Company Act, and as recognized even by the mutual fund industry's own economic experts, conflicts even with the words of the April 30, 2001 SEC Staff Letter upon which defendants purported to rely. Kadlec, *On Solutions to Mutual Fund Timing Problem*, at 4, Aug. 30, 2004 (published on the Investment Company Institute's website, www.ici.org).

134. By implementing their pricing schemes with respect to the NAV of the Emerging Markets Fund discussed above, defendants: (i) disregarded the actual, readily available market quotations for the underlying equities in the fund; and (ii) unilaterally "adjusted" the NAV, depending upon what they predicted may happen in a particular country or market or upon other undisclosed factors. This is but one example of a series of trades made by DH2 in which the result of defendants' schemes was a NAV not reflective of any existing market values, but rather artificially set for the purpose of thwarting DH2's trading strategy.

135. Other examples where DH2 purchased or sold fund shares with manipulated prices follow:

| | DATE | NAV CHANGE IN EQUITABLE FUND | NAV CHANGE IN RETAIL FUND | NET DIFFERENCE IN PRICING |
|---|---|---|---|---|
| **PURCHASE DATE** | June 17, 2002 | +0.16% | -1.90% | 2.06% |
| **NEXT DAY** | June 18, 2002 | -1.33% | -.34% | |
| | | | | |
| **PURCHASE DATE** | July 24, 2002 | -2.89% | -5.36% | 2.47% |
| **NEXT DAY** | July 15, 2002 | -2.36% | -1.86% | |
| | | | | |
| **PURCHASE DATE** | Aug. 7, 2002 | +0.28% | -1.84% | 2.12% |
| **NEXT DAY** | Aug. 8, 2002 | +1.44% | +1.28% | |
| | | | | |
| **SALE DATE** | Sept. 5, 2002 | -2.06% | -0.58% | 1.48% |
| **NEXT DAY** | Sept. 6, 2002 | +0.29% | +0.29% | |
| | | | | |
| **PURCHASE DATE** | Sept. 25, 2002 | +1.54% | -0.21% | 1.75% |
| **NEXT DAY** | Sept. 26, 2002 | -0.75% | +0.21% | |
| | | | | |
| **SALE DATE** | Oct. 2, 2002 | -2.91% | -0.94% | 1.97% |
| **NEXT DAY** | Oct. 3, 2002 | -0.11% | -0.11% | |
| | | | | |
| **PURCHASE DATE** | Dec. 16, 2002 | +1.05% | -0.67% | 1.72% |
| **NEXT DAY** | Dec. 17, 2002 | +0.24% | -0.48% | |
| | | | | |
| **PURCHASE DATE** | Jan. 6, 2003 | +3.04% | +1.65% | 1.39% |
| **NEXT DAY** | Jan. 7, 2003 | -2.16% | -0.86% | |

**Defendants' Misrepresentations and Omissions**

136. Defendants have made numerous misrepresentations and omissions to DH2 regarding fund valuation that have proven to have been untrue and misleading as alleged above, including, *inter alia*:

- "We calculate unit values for our variable investment options as of the end of each business day. This usually is 4:00 p.m. Eastern Time." [Prospectus]

- "Other securities and assets for which market quotations are not readily available or for which valuation cannot be provided, are valued at fair value under the direction of the Board of Trustees. Events or circumstances affecting the values of Portfolio securities that occur between the closing of their principal markets and the time the NAV is determined may be reflected in [EQAT]'s calculation of net asset values for each applicable Portfolio when [EQAT]'s Manager deems that the particular event or circumstance would materially affect such Portfolio's net asset value. [EQAT's 2002 Annual Report, p. 250, n.1]

- Unrestricted transfers within Equitable accounts are permitted. [Prospectus & Contract]

- Investors are entitled to "unlimited" free transfers among funds. [Prospectus & Contract]

- DH2 may transfer its investment among EQAT funds "at any time" without penalty or tax. [Contract]

- The value of securities in a fund is to be determined based on its "market value," where "readily available." [Contract , § 2.03]

- "[W]here there is no readily available market," a fund's NAV is to be set according to "the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations." [Contract, § 2.03]

- Defendants have not disclosed that fund NAVs would be adjusted by a secret "fair value pricing" methodology, despite readily available market quotations.

- Defendants have not disclosed how funds are priced under a "fair value pricing" regime.

- Defendants have not disclosed when and on what criteria "fair value pricing" would be used.

- Defendants have not disclosed to investors when "fair value pricing" has or has not been used.
- Defendants have not disclosed that they now use NAV pricing as a means to combat active traders such as DH2.
- Defendants have not disclosed what goals are sought by the use of "fair value pricing."
- Defendants have concealed that DH2's confidential, proprietary trading information would be stolen and used to reverse engineer a "fair value pricing" formula harmful to DH2.

137. DH2 relied on these misrepresentations and omission to its detriment when it made its initial investment in Equitable's Accumulator fund, when it continued to make contributions to that fund, and when it executed trades as set forth in detail above.

**Plaintiff's Damages**

138. As a result of defendants' illegal and inequitable misconduct, DH2 has been substantially harmed. By misrepresenting that its funds' NAVs would be "determined in accordance with...applicable laws and regulations," (*i.e.*, Section 2(a)(41) of the Investment Company Act) and that actual market prices, when readily available, would be used to value portfolio assets and set share purchase and redemption prices, by stealing DH2's confidential trading information, by manipulating the prices under which DH2 traded, and by thwarting DH2's ability to trade according to its trading strategy, defendants have deprived DH2 of substantial past and future profits that it would have earned during the period during which such manipulation took place.

139. By breaching their contract with DH2, and as a result of their deceitful practices, defendants have deprived DH2 of the substantial past and future profits it would have earned on trades placed in accordance with its trading strategy.

140. In misappropriating and using—or permitting or ratifying the misappropriation and use of—DH2's proprietary trading strategy and confidential information, defendants have caused substantial harm to the value of DH2's extremely valuable asset. Further, DH2 believes that defendants, or some of them, may have disseminated the fruits of their ill-gotten knowledge to others in the mutual fund industry, causing harm not only by virtue of DH2's lost profits from trading in Equitable accounts, but potentially in mutual funds (including those in variable annuities) issued by others.

141. Moreover, to the extent that Equitable succeeds in using, or attempting to use, DH2's confidential information to reduce the size of any damages awarded in the *Emerald* action, they have further damaged DH2—which is an investor in Emerald as its general partner—and its affiliates.

142. These substantial damages that DH2 has incurred are continuing to accrue.

143. Moreover, because defendants in this case acted willfully and intentionally to injure DH2, and because they have flagrantly violated an order of this Court for illicit purposes, punitive damages should be awarded.

144. The amount of punitive damages should be determined at trial based on all of the evidence presented there. However, given the degree of moral culpability of defendants, defendants' substantial net worth, and the need to deter such conduct and make it unprofitable for both these and future defendants, any punitive damages award should be no less than three times the compensatory award.

**Defendants' Scienter**

145. Defendants' acts as alleged are circumstantial evidence giving rise to a strong inference of scienter.

146. In addition, defendants' acts as alleged demonstrate their strong motive and pervasive opportunity to misrepresent the method for NAV pricing and manipulate those prices to harm DH2.

**Equitable/EQAT**

147. Because Equitable and EQAT acted through their officers and employees, and because those officers and directors worked for both Equitable and EQAT, we describe the scienter-related facts for these two defendants together. Equitable and EQAT, by and through the actions of their employees, trustees, and subsidiary, knew or were reckless in not knowing, that manipulating the valuation of assets of the EQAT investment funds and the determination of NAV for those investment funds was undertaken in violation of the requirements of the Investment Company Act and the regulations promulgated thereunder, in violation of the representations made in the Prospectus, the Contract and securities filings, and in violation of their fiduciary duty to DH2. Moreover, they knew, or were reckless in not knowing, that their improper wholesale "fair value pricing" had the purpose and effect of generating NAV for the funds that were materially incorrect and harmful to DH2.

148. Indeed, Equitable and EQAT not only knew that "fair value pricing," as implemented in 2001 and 2002, was contrary to existing legal requirements but their own agent and legal representative actively voiced that view at about the same time defendants were implementing their own unlawful "fair value pricing" schemes.

149. The Bar Association letter states that "fair value pricing" should be used in those limited circumstances provided by law—where some extraordinary event has rendered current market quotations unreliable:

> We agree that, in the case of foreign funds, more typically the closing prices on the relevant markets are used and that those

markets may have closed 12 or more hours prior to 4:00 Eastern Time. As a result, striking a price as of 4:00 PM Eastern Time does, in the Committee's view, require consideration of whether the closing price continues to remain reliable in light of intervening events, such as natural disasters, political disruptions and corporate bankruptcy. (emphasis provided).

150. The Bar Association letter rejects the use of fair value pricing as a routine method of "updating" supposedly stale prices or of combating active traders. This was Equitable's and EQAT's view of fair value pricing prior to their implementation of their original price manipulation scheme in 2001.

151. The Bar Association letter states:

> We note also that funds are providing daily prices for investors holding about $7 trillion in mutual fund shares without substantial problems or mispricings. Further, the dilution issues specifically addressed in the [SEC Staff letter, concerning active traders or "market timers"] are better addressed by redemption fees, limitations on exchange privileges and other trading controls creating disincentives for "market timers" than by upending established valuation procedures . . . .

152. Equitable and EQAT knew or were reckless in not knowing, that their registered statements, such as the 1999 prospectus, were rendered incomplete and misleading by their failure to make disclosure of material facts regarding the methodology for computing "fair value pricing," the standards that would be employed in deciding when and how to use "fair value pricing," and the goals to be achieved by implementing "fair value pricing."

153. Equitable's wholly owned subsidiary, Alliance, which Equitable refers to in the EQAT fund prospectus as its "investment management division," and EQAT, are and were at the relevant times members of the main trade association and lobbying group of the mutual fund industry, the Investment Company Institute (the "ICI"). Equitable was represented by its and Alliance's officers on both the board of governors of the ICI and on the much smaller

"executive board" during the period in question, and was active in the affairs of the ICI. The executive board members are intimately involved in the major policy decisions of the ICI. The ICI, as the recipient of the controversial April 30, 2001 SEC Staff letter on the use of fair value pricing, developed, published and circulated to its members and the general public a memorandum stating that the April 30, 2001 SEC Staff Letter was incorrect and that the Investment Company Act does not permit the use of "fair value pricing" to routinely adjust actual trading prices from overseas markets in order to address market timing in the absence of a catastrophic event. The ICI memorandum stated that "the 1940 Act does not permit funds to use fair values unless market quotations are not 'readily available.' The existence of any particular market timing strategy involving a fund does not necessarily call into question the ready availability of market quotations for that fund's portfolio securities." ICI, "Valuation and Liquidity Issues for Mutual Funds" at p. 7 (Mar. 2002 Supplement). Through their participation as members of the ICI and the service of their representatives on the board and executive board of the ICI, Equitable and EQAT not only were aware of, but they participated in and approved the ICI's public position that the April 30, 2001 Staff letter is simply wrong and that Section 2(a)(41) of the Investment Company Act does not permit the use of fair value pricing in this context.

154. Defendants Equitable and EQAT through this process knew or were reckless in not knowing that Section 2(a)(41) of the Investment Company Act requires the use of actual market pricing when they are readily available and prohibits the use of fair value pricing as a routine method of adjusting portfolio values to combat market timing.

155. Equitable and EQAT's repeated violation of—and sanctions for violating—court orders and rules demonstrates a win-at-any-cost attitude toward their

relationship with DH2. Litigation counsel specifically recommended adopting the "fair value pricing" as a "must" to defend Equitable in the *Emerald* action. Equitable and EQAT even effected a material change to their wholesale "fair value pricing" calculation within weeks of their unauthorized receipt of the report of Prof. Richardson, which receipt was for the purpose of seeing DH2's techniques—strong circumstantial evidence that Equitable and EQAT actually used improper information to effect their scheme.

156. The foregoing facts, individually and collectively, are strong **circumstantial evidence** that Equitable and EQAT's improper acts and attendant attempt at concealment were performed with scienter.

157. Equitable and EQAT (by and through their employees, officers, trustees, and subsidiary) had a compelling **motive** to improperly manipulate the valuation of the funds and make misrepresentations and omissions of material fact in their registered statements. As alleged above, DH2's affiliate, Emerald, had earlier sued Equitable for breach of contract and sought damages calculated at almost one billion dollars. Inside counsel at Equitable advised her client of the substantial risks of Equitable's liability, and Equitable has admitted that damages in the case could have a material adverse effect on its financial position. Following the unauthorized disclosure by Attorney Stassa of the fact that Emerald's affiliates, DH2 and Elkhorn, traded using the same strategy, Mr. Silver, Equitable's chief legal officer, concluded that that the DH2 account could serve as a "proxy" for damages in the *Emerald* action—reducing DH2 and Elkhorn's profits could dramatically reduce Equitable's exposure in that litigation. Accordingly, it is reasonable to infer that Equitable and EQAT had a strong motive to reduce DH2 and Elkhorn's profits on trading and to create a basis for arguing that the damages suffered by one using the DH2 trading strategy were much lower than alleged in the *Emerald* action.

158. Equitable and EQAT (by and through their employees, officers, trustees, and subsidiary) had the **opportunity** to improperly manipulate the valuation of the funds and make misrepresentations and omissions of material fact in their registered statements. As a direct result of their repeated violation of the Protective Order issued by this Court, defendants (by and through, *inter alia*, Trustee Defendant Noris, Equitable employee Eileen Stassa, and Equitable officer Kenneth Kozlowski) gained unauthorized access to the proprietary and highly secret trading strategy used by DH2 and its affiliates. In further violation of the Protective Order, EQAT and Equitable (through, *inter alia*, EQAT Chairman and Equitable employee Noris, and Equitable officers Dick Silver and Kozlowski) utilized this improperly derived information to manipulate the pricing of the funds' shares in such a way as to reduce DH2's profits, thereby seeking to reduce the calculable damages suffered by Emerald; the Trustee Defendants, pursuant to their statutory and contractual duty, approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed this manipulative change in the Equitable "fair value" pricing methodology. Moreover, EQAT and Equitable maintained absolute control over the methods used to implement their "fair value pricing" decisions. Finally, EQAT and Equitable had the opportunity to effect the numerous misrepresentations and omissions of material fact contained in their Prospectus, Contract and Registration Statements.

**Peter Dana Noris**

159. Noris, as Chairman of EQAT, knew or reasonably should have known that he was barred by the Protective Order in the *Emerald* action from accessing DH2's proprietary and confidential trading strategy. But Noris (who had been permitted to see "Highly Confidential" materials under the protective order for the limited purpose of defending the *Emerald* case), reviewed the report and sent it on to another employee of Equitable, Kenneth

Kozlowski, an officer of EQAT responsible for developing Equitable's "fair value pricing" methodology. Kozlowski was not authorized to receive "Highly Confidential" information. Noris testified at his deposition in the *Emerald* case that he was "surprised that there would be any excess return," and that he had sent the information to Kozlowski for a business purpose (rather than for purposes of the *Emerald* action, as the Protective Order requires) so that Kozlowski could see the "techniques" of DH2. Noris further testified:

> Q: Was there any business reason that Mr. Kozlowski should know what's in the expert reports that you are aware of?
>
> A.: I'm not sure what you mean by business reason.
>
> Q: Was it important to the functions that he performs for the company in any way?
>
> A: He analyzes a lot of data for me included data related to these same accounts and trades, and to the extent someone else was analyzing the same data, I wanted him to see the techniques.

160. On information and belief, Noris distributed DH2's proprietary and confidential trading strategy with the desire that Kozlowski make changes to Equitable's "fair value" pricing methodology to take into account DH2's proven ability to forecast future market movement.

161. Noris therefore personally knew that the change to Equitable's "fair value pricing" methodology was based on DH2's proprietary and confidential trading strategy, and had the purpose and effect of manipulating the NAVs of the funds DH2 traded in away from their actual value.

162. Noris is charged with a non-delegable statutory duty under the Investment Company Act, 15 U.S.C. § 80a-2(a)(41), to establish the "fair value" of "securities and assets…in good faith." Each time "fair value pricing" was performed to value EQAT's portfolio assets and set share purchase and redemption prices, Noris either knew "fair value pricing" was

being applied, and why and precisely how it was being applied, or was reckless and in dereliction of his specific statutory duties in not knowing that "fair value pricing" was being applied, and in not knowing how and for what reasons "fair value pricing" was being applied.

163. Noris knew, or was reckless in not knowing, that he was charged by statute with undertaking proper valuation of the funds' NAV in good faith.

164. Noris, pursuant to his statutory and contractual duty, approved, acquiesced, ratified and/or through unreasonable lack of inquiry or supervision allowed pricing schemes that did not utilize actual market quotations, despite their ready availability.

165. Noris, pursuant to his statutory and contractual duty, approved, acquiesced, ratified and/or through unreasonable lack of inquiry or supervision allowed Equitable to improperly use DH2's confidential information in implementing a "fair value pricing" methodology.

166. Noris knew or was reckless in not knowing, that the change to Equitable's "fair value pricing" methodology was based on DH2's proprietary and confidential trading strategy, had the purpose and effect of manipulating the NAVs of the funds DH2 traded in away from their actual value, and was in violation of his fiduciary duty to DH2.

167. Moreover, Noris knew, or was reckless in not knowing, that the improper "fair value pricing" had the purpose and effect of generating NAV for the funds that were materially incorrect and harmful to DH2. Noris violated his non-delegable duty under § 80a-2(a)(41) to price securities "in good faith."

**Theodossios Athanassiades**

168. Defendant Athanassiades, in his role as an EQAT Trustee, bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with

care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset basis. Athanassiades approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

169. If Defendant Athanassiades fulfilled his non-delegable statutory duty, in his role as an EQAT Trustee, he approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If he failed to fulfill his non-delegable statutory duty, he was reckless through lack of inquiry and supervision.

**Jettie M. Edwards**

170. Defendant Edwards, in her role as an EQAT Trustee, bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset basis. Edwards approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

171. If Defendant Edwards fulfilled her non-delegable statutory duty, in her role as an EQAT Trustee, she approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If she failed to fulfill her non-delegable statutory duty, she was reckless through lack of inquiry and supervision.

**William Michael Kearns, Jr.**

172. Defendant Kearns, in his role as an EQAT Trustee, personally bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset

basis. Kearns approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

173. If Defendant Kearns fulfilled his non-delegable statutory duty, in his role as an EQAT Trustee, he approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If he failed to fulfill his non-delegable statutory duty, he was reckless through lack of inquiry and supervision.

**Christopher P.A. Komisarjevsky**

174. Defendant Komisarjevsky, in his role as an EQAT Trustee, personally bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset basis. Komisarjevsky approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

175. If Defendant Komisarjevsky fulfilled his non-delegable statutory duty, in his role as an EQAT Trustee, he approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If he failed to fulfill his non-delegable statutory duty, he was reckless through lack of inquiry and supervision.

**Harvey Rosenthal**

176. Defendant Rosenthal, in his role as an EQAT Trustee, personally bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset

basis. Rosenthal approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

177. If Defendant Rosenthal fulfilled his non-delegable statutory duty, in his role as an EQAT Trustee, he approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If he failed to fulfill his non-delegable statutory duty, he was reckless through lack of inquiry and supervision.

Gary S. Schpero

178. Defendant Schpero, in his role as an EQAT Trustee, personally bore the non-delegable duty under § 80a-2(a)(41) to personally conduct and closely supervise valuation, with care, in good faith, as of the time of valuation (4 p.m. New York), on an asset-by-asset basis. Schpero approved, acquiesced, ratified and/or through reckless lack of inquiry or supervision allowed Equitable to conduct "fair value pricing" in a contrary, and illegal, manner.

179. If Defendant Schpero fulfilled his non-delegable statutory duty, in his role as an EQAT Trustee, he approved, acquiesced, and ratified Equitable's self-dealing by manipulating the NAVs of the Accumulator funds using DH2's stolen information for the purpose of reducing Equitable's potential damages in the *Emerald* action. If he failed to fulfill his non-delegable statutory duty, he was reckless through lack of inquiry and supervision.

## CLAIMS FOR RELIEF

### Count 1: Price Manipulation Under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder (against all defendants)

180. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

181. Section 10(b) of the Securities Exchange Act of 1934, 15 U.S.C. § 78j, and SEC Rule 10b-5(a), (c), 17 C.F.R. § 240.10b-5(a), (c), make it unlawful for any person, in connection with the purchase or sale of any security, to employ any device, scheme, or artifice to defraud or to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit on any person. These provisions of Rule 10b-5 prohibit manipulation of prices of securities, including prices of securities issued by open-end investment companies such as EQAT.

182. As set forth more fully above, Equitable, EQAT, and the Trustee Defendants manipulated the valuation of assets of Equitable funds, and pricing of interests in the funds, in a manner designed to assure that: (1) when DH2 purchased an interest in an EQAT investment fund, DH2 would receive a smaller interest than it would have received if a proper asset valuation and NAV calculation had been performed; and (2) when DH2 sold an interest in an EQAT investment fund, DH2 would receive (or be credited with) less money than it would have received if a proper asset valuation and NAV calculation had been performed.

183. As set forth more fully above, Equitable, EQAT, and the Trustee Defendants had a duty under the Investment Company Act, 15 U.S.C. § 80a-2(a)(41)(B)(i), and Rule 2a-4(a)(1), 17 C.F.R. 270.2a-4(a)(1), to perform the valuation of the assets of the Equitable funds in a manner consistent with the law, using market values when available. Defendants did not do so, but rather improperly used wholesale "fair value pricing," employing a methodology designed to reduce the profits earned by DH2's account.

184. Equitable, EQAT, and the Trustee Defendants knew or recklessly disregarded that manipulating the valuation of assets of the Equitable funds was in violation of the requirements of the Investment Company Act and the regulation promulgated thereunder and

in violation of their fiduciary duties to DH2, and that their improper valuations had the purpose and effect of generating NAV for the EQAT investment funds that were materially incorrect and harmful to plaintiff.

185. At the times DH2 undertook the purchase or sale of interests in EQAT investment funds and during the times that DH2 held interests in EQAT investment funds, DH2 relied on defendants' pricing of interests in EQAT investment funds and was unaware of defendants' manipulation of those prices.

186. At all relevant times, DH2 relied upon defendants statements in the Accumulator Prospectus and upon defendants' obligation to disclose material information to DH2.

187. In manipulating the prices of the funds, defendants sought to reduce their potential liability for lost future profits in the *Emerald* action. Defendants also sought to undermine the profitability of DH2's trading so as to drive it out of trading in Equitable funds.

188. By reason of the foregoing, through the improper pricing of assets, and consequent mispricing of interests, in the EQAT investment funds that were purchased and redeemed by DH2, Equitable, EQAT and each of the Trustee Defendants engaged in a device, scheme or artifice to defraud DH2, and an act, practice, or course of business which operated as a fraud or deceit upon DH2, in connection with DH2's purchases and redemptions of interests in EQAT investment funds.

189. In engaging in the above-described scheme, defendants used the means and instrumentalities of interstate commerce and/or United States mail.

190. DH2 was substantially harmed by defendants' misconduct, in an amount to be determined at trial. Punitive damages also should be awarded in an amount to be determined at trial.

**Count 2: Price Manipulation Under Sections 12(F) & (I) of the Illinois Securities Law of 1953 (against all defendants)**

191. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

192. Section 12(F) of the Illinois Securities Law of 1953, 815 ILL. COMP. STAT. 5/12(F), makes it unlawful for any person to engage in any transaction, practice or course of business in connection with the sale or purchase of securities which works or tends to work a fraud or deceit upon the purchaser or seller thereof. Moreover, Section 12(I), 815 ILL. COMP. STAT. 5/12(I), makes it unlawful for any person to employ any device, scheme or artifice to defraud in connection with the sale or purchase of any security, directly or indirectly.

193. As set forth more fully above, Equitable, EQAT, and the Trustee Defendants manipulated the valuation of assets of EQAT investment funds, and the consequent NAV calculation and pricing of interests in EQAT investment funds, in a manner designed to assure that: (1) when DH2 purchased an interest in an EQAT investment fund, DH2 would receive a smaller interest that it would have received if a proper asset valuation and NAV calculation had been performed; and (2) when DH2 sold an interest in an EQAT investment fund, DH2 would receive (or be credited with) less money than it would have received if a proper asset valuation and NAV calculation had been performed.

194. As set forth more fully above, Equitable, EQAT, and the Trustee Defendants had a duty under the Investment Company Act, 15 U.S.C. § 80a-2(a)(41)(B)(i), and

Rule 2a-4(a)(1), 17 C.F.R. 270.2a-4(a)(1), to perform the valuation of the assets of the Equitable funds in a manner consistent with the law, using market values when available. Defendants did not do so, but rather improperly used wholesale "fair value pricing," employing a methodology designed to reduce the profits earned by DH2's account.

195. Equitable, EQAT, and the Trustee Defendants knew or recklessly disregarded that manipulating the valuation of the Equitable funds was in violation of the requirements of the Investment Company Act and the regulations promulgated thereunder, and in violation of their fiduciary duties to DH2, and that their improper valuations had the purpose and effect of generating NAV for the EQAT investment funds that were materially incorrect and harmful to plaintiff.

196. At the times DH2 undertook the purchase or sale of interests in EQAT investment funds and during the times that DH2 held interests in EQAT investment funds, DH2 relied on defendants' pricing of interests in EQAT investment funds and was unaware of defendants' manipulation of those prices.

197. At all relevant times, DH2 relied upon defendants statements in the Accumulator Prospectus and upon defendants' obligation to disclose material information to DH2.

198. In manipulating the prices of the funds, defendants sought to reduce their potential liability for lost future profits in the *Emerald* action. Defendants also sought to undermine the profitability of DH2's trading so as to drive it out of trading in Equitable funds.

199. By reason of the foregoing, through the improper pricing of assets, and consequent mispricing of interests, in the EQAT investment funds that were purchased and redeemed by DH2, Equitable, EQAT and each of the Trustee Defendants engaged in a device,

scheme or artifice to defraud DH2, and an act, practice, or course of business which operated as a fraud or deceit upon DH2, in connection with DH2's purchases and redemptions of interests in EQAT investment funds.

200. In engaging in the above-described scheme, defendants used the means and instrumentalities of interstate commerce and/or United States mail.

201. DH2 was substantially harmed by defendants' misconduct, in an amount to be determined at trial. Punitive damages also should be awarded in an amount to be determined at trial.

**Count 3: Misrepresentation Under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder (against all defendants)**

202. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

203. Section 10(b) of the Securities Exchange Act, and Rule 10b-5 make it unlawful for an issuer "to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading."

204. As set forth above, EQAT and Equitable represented to DH2 in the Prospectus that valuations of the assets of EQAT investment funds and NAV pricing of interests in EQAT investment funds would be conducted in conformity with the requirements of Section 2(a)(41)(B) of the Investment Company Act, 15 U.S.C. § 80a-2(a)(41)(B), and Rule 2a-4(a)(1), 17 C.F.R. 270.2a-4(a)(1).

205. Moreover, Certificate Number 99 681 077, § 2.03, and Group Annuity Contract No. AC 6725, § 2.03, each state that the EQAT investment funds are valued each day

based upon "market value or, where there is no readily available market, the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations."

206. As of the time that defendants implemented their wholesale "fair value pricing" scheme, these statements were rendered materially false. Equitable, EQAT, and the Trustee Defendants knew or recklessly disregarded that they had, through their pricing manipulation schemes, rendered the above statements materially false. They nevertheless failed to disclose their pricing schemes to DH2.

207. DH2 reasonably relied on defendants' misrepresentations and omissions in investing, and continuing to invest, in the funds.

208. DH2 was substantially harmed by defendants' misconduct, in an amount to be determined at trial. Punitive damages also should be awarded in an amount to be determined at trial.

**Count 4: Misrepresentation Under Sections 12(G) & (H) of the Illinois Securities Law of 1953 (against all defendants)**

209. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

210. Section 12(G) of the Illinois Securities Law of 1953, 815 ILL. COMP. STAT. 5/12(G), also makes it unlawful for any person to obtain money...through the sale of securities by means of an untrue statement of a material fact or any omission to state material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading. Section 12(H), 815 ILL. COMP. STAT. 5/12(H), makes it unlawful for any person to "sign or circulate any statement, prospectus or other paper or

document…pertaining to any security knowing or having reasonable grounds to know of any material representation therein contained to be false or untrue."

211. As set for the above, defendants circulated prospectuses and related documents concerning the Accumulator annuity that they knew or should have known contained material misrepresentation or omissions concerning the ability of investors to trade without limitations as to frequency and concerning the means by which the funds' NAV were to be determined.

212. As set forth above, EQAT and Equitable represented to DH2 in the Contract that valuations of the assets of EQAT investment funds and NAV pricing of interests in EQAT investment funds would be conducted in conformity with the requirements of Section 2(a)(41)(B) of the Investment Company Act, 15 U.S.C. § 80a-2(a)(41)(B), and Rule 2a-4(a)(1), 17 C.F.R. 270.2a-4(a)(1).

213. Moreover, Certificate Number 99 681 077, § 2.03, and Group Annuity Contract No. AC 6725, § 2.03, each state that the EQAT investment funds are valued each day based upon "market value or, where there is no readily available market, the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations."

214. As of the time that defendants implemented their wholesale "fair value pricing" scheme, these statements were rendered materially false. Equitable, EQAT, and the Trustee Defendants knew, or recklessly disregarded that they had, through their pricing manipulation scheme, rendered the above statements materially false. They nevertheless failed to disclose their pricing scheme to DH2.

215. DH2 reasonably relied on defendants' misrepresentations and omissions in investing, and continuing to invest, in the funds.

216. DH2 was substantially harmed by defendants' misconduct, in an amount to be determined at trial. Punitive damages also should be awarded in an amount to be determined at trial.

**Count 5: Breach of Fiduciary Duty Under Section 36(a) of the Investment Company Act (against the Trustee Defendants)**

217. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

218. Pursuant to 15 U.S.C. § 80a-2(a)(12), the Trustee Defendants are "directors" within the meaning of Section 36(a) of the Investment Company Act.

219. The Trustee Defendants thereby each owe and owed fiduciary duties to DH2 as an investor in the EQAT investment funds. Each Trustee Defendant owed DH2 the highest, undivided duties of good faith and loyalty.

220. Section 2(a)(41)(B) of the Investment Company Act imposes personally on the Trustees the additional and specific fiduciary duty to set "fair value prices" in good faith. 15 U.S.C. § 80a-2(a)(41)(B). Section 17(h) forbids the protection of the Trustee Defendants for any liability to DH2 to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. 15 U.S.C. § 80a-17(h).

221. As set forth above, the Trustee Defendants each breached his or her fiduciary duties through nonfeasance or malfeasance, when he or she approved, acquiesced, ratified and/or through unreasonable lack of inquiry or supervision (i) allowed Equitable to

improperly use DH2's confidential information in implementing a "fair value pricing" methodology and (ii) allowed Equitable to engage in self-dealing by manipulating the NAVs of the Accumulator funds for the purpose of reducing Equitable's potential damages in the *Emerald* action.

222. As a result of defendants' breaches, DH2 was substantially damaged in an amount to be determined at trial. Punitive damages also should be awarded, in an amount to be determined at trial.

**Count 6: Breach of Fiduciary Duty Under Delaware State Law (against the Trustee Defendants)**

223. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

224. Pursuant to Delaware statutory and common law, the Trustee Defendants are fiduciaries.

225. The Trustee Defendants thereby each owe and owed fiduciary duties to DH2 as an investor in the EQAT investment funds. Each Trustee Defendant owed DH2 the highest, undivided duties of good faith and loyalty.

226. Section 2(a)(41)(B) of the Investment Company Act imposes personally on the Trustees the additional and specific fiduciary duty to set "fair value prices" in good faith. 15 U.S.C. § 80a-2(a)(41)(B). Section 17(h) forbids the protection of the Trustee Defendants for any liability to DH2 to which they would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office. 15 U.S.C. § 80a-17(h).

227. As set forth above, the Trustee Defendants each breached his or her fiduciary duties through nonfeasance or malfeasance, when he or she approved, acquiesced,

ratified and/or through unreasonable lack of inquiry or supervision (i) allowed Equitable to improperly use DH2's confidential information in implementing a "fair value pricing" methodology and (ii) allowed Equitable to engage in self-dealing by manipulating the NAVs of the Accumulator funds for the purpose of reducing Equitable's potential damages in the *Emerald* action.

228. As a result of defendants' breaches, DH2 was substantially damaged in an amount to be determined at trial. Punitive damages also should be awarded, in an amount to be determined at trial.

**Count 7: Control Person Liability Under Section 20(a) of the Securities Exchange Act of 1934 (against Trustee Defendants and Equitable)**

229. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

230. Pursuant to 15 U.S.C. §§ 80a-2(a)(41)(B), the Trustee Defendants, as trustees of EQAT, were personally responsible for the valuation of the assets of EQAT.

231. Each Trustee Defendant and Equitable is a "control person" of EQAT within the meaning of Section 20(a) of the Securities Exchange Act of 1934, as amended, 15 U.S.C. § 78t(a). The Trustee Defendants had the power to control the particular transactions, including the establishment of NAV for EQAT investment funds, giving rise to the securities violations as alleged herein, and exercised that authority.

232. By virtue of their positions as controlling persons, the Trustee Defendants and Equitable are individually and personally liable for the violations of Rule 10b-5 of EQAT, pursuant to Section 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78t. As a direct and proximate result of their wrongful conduct, DH2 suffered damages in connections with its

purchases and sales of securities through its investment with Equitable and its purchases and sales of interests in EQAT investment funds.

**Count 8: Control Person Liability Under Section 48 of the Investment Company Act (against Trustee Defendants and Equitable)**

233. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

234. Pursuant to 15 U.S.C. §§ 80a-2(a)(41)(B), the Trustee Defendants, as trustees of EQAT, were personally responsible for the conduct of valuation of the assets of Equitable funds.

235. Each Trustee Defendant and Equitable had "control" over EQAT within the meaning of Section 2(a)(9) of the Investment Company Act, 15 U.S.C. § 80a-2(a)(9). Section 48(a) of that Act provides liability against any person who causes to be done any act made unlawful by the statute. 15 U.S.C. § 80a-47. The Trustee Defendants and Equitable had the power to control the particular transactions, including the establishment of NAV for EQAT investment funds, giving rise to the violation alleged herein, and exercised that authority.

236. By virtue of their positions as controlling persons, the Trustee Defendants and Equitable are personally and individually liable for all violations of the Investment Company Act, as alleged herein.

237. As a direct and proximate result of their wrongful conduct, DH2 suffered damages in connection with its purchases and sales of securities through its investment with Equitable and its purchases and sales of interests in EQAT investment funds.

**Count 9: Misappropriation of Trade Secrets**
**Under the Illinois Trade Secret Act**
**(against all defendants)**

238. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

239. DH2's proprietary trading strategy is a trade secret protected by the Illinois Trade Secrets Act. 765 ILL. COMP. STAT. 1065/2(d).

240. The trading strategy is DH2's central business asset, and as such, is closely held from dissemination. DH2 does not disclose this strategy outside the company, and only disclosed it to Equitable through its affiliate Emerald pursuant to a detailed protective order entered by this Court.

241. Defendants misappropriated DH2's trading strategy. Defendants acquired the trading strategy through one or more violations of the Protective Order in the *Emerald* action. Defendants, their counsel, representatives, agents or employees were signatories to that Protective Order.

242. Having obtained the trading strategy through improper means, defendants used DH2's trading strategy to adjust their wholesale "fair value pricing" scheme to DH2's detriment. Under the terms of the Protective Order, no information disclosed thereunder was to be used for any business purpose.

243. Defendants' misappropriation of DH2's trading strategy caused DH2 substantial damages and allowed Equitable to reap ill-gotten gains in amounts to be determined at trial. Defendants' misconduct also warrants punitive damages in an amount to be determined at trial.

**Count 10: Violation of § 2 of the Illinois Consumer Fraud and Deceptive Business Practices Act (against all defendants)**

244. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

245. As alleged above, defendants engaged in a series of deceptions, frauds, false pretenses, false promises, and misrepresentations, and also concealed, suppressed, and omitted material facts concerning: (i) its manipulative pricing scheme with respect to the fund NAVs; (ii) the right of investors to trade frequently without restrictions; and (iii) their misappropriation and misuse of DH2's trading strategy for illicit purposes.

246. Defendants engaged in these deceptive practices with the intent of deceiving DH2.

247. Defendants intended that DH2 act in reliance on defendants' false statements and omissions, and DH2 did rely on defendants' false statements and omissions.

248. Defendants concealed their misconduct from DH2 and omitted to disclose it in any communication with DH2, including securities filing. Defendants further concealed and omitted to disclose in any communication with DH2 any explanation of how and when their wholesale "fair value pricing" scheme was conducted, what factors were considered, and what objectives it was designed to achieve.

249. Defendants' misconduct has caused DH2 substantial damages in an amount to be determined at trial. Defendants' misconduct also warrants punitive damages in an amount to be determined at trial.

**Count 11: Breach of Contract**
**(against defendant Equitable)**

250. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

251. As set forth above, DH2 and Equitable entered into a valid and binding Contract.

252. At all times relevant hereto, DH2 complied with all of the material obligations imposed by the Contract.

253. Equitable materially breached the express terms of the contract by, *inter alia*, (1) implementing, in or about September 2001, valuation of its investment funds using wholesale "fair value pricing" rather than pricing based on readily available market values at the close of each business day, and (2) seeking to prohibit DH2 from trading because of the frequency with which it transfers its contributions.

254. By changing valuation methods contrary to DH2's reasonable expectations, and later by misappropriating DH2's proprietary trading strategy and making use of this knowledge against DH2, defendants took opportunistic advantage of DH2 in a way that the parties could not have contemplated at the time the Contract was signed. This was a breach of Equitable's covenant of good faith and fair dealing.

255. By its actions and statements, Equitable has breached the Contract.

256. Equitable's breach caused substantial damages to DH2, including but not limited to lost past and future profits from DH2's trading operations.

## Count 12: Fraud
## (against all defendants)

257. DH2 re-alleges and incorporates by reference all paragraphs as though fully set forth herein.

258. As set forth above, EQAT and Equitable represented to DH2 in the Contract that valuations of the assets of EQAT investment funds and NAV pricing of interests in EQAT investment funds would be conducted in conformity with the requirements of Section 2(a)(41)(B) of the Investment Company Act, 15 U.S.C. § 80a-2(a)(41)(B), and Rule 2a-4(a)(1), 17 C.F.R. 270.2a-4(a)(1).

259. Moreover, Certificate Number 99 681 077, § 2.03, and Group Annuity Contract No. AC 6725, § 2.03, each state that the EQAT investment funds are valued each day based upon "market value or, where there is no readily available market, the fair value of the assets allocated to the Separate Account, as determined in accordance with [Equitable's] rules, accepted accounting practices, and applicable laws and regulations."

260. As of the time that defendants implemented their wholesale "fair value pricing" scheme, these statements were rendered materially false. Equitable, EQAT, and the Trustee Defendants knew or recklessly disregarded that they had, through their pricing manipulation scheme, rendered the above statements materially false. They nevertheless failed to disclose their pricing scheme to DH2.

261. DH2 reasonably relied on defendants' misrepresentations and omissions in investing, and continuing to invest, in the funds.

262. DH2 was substantially harmed by defendants' misconduct, in an amount to be determined at trial. Punitive damages also should be awarded in an amount to be determined at trial.

## PRAYER FOR RELIEF

WHEREFORE, DH2 respectfully requests this Court enter judgment in favor of DH2 against defendants: (i) awarding DH2 money damages in an amount to be determined at trial; (ii) awarding DH2 punitive damages in an amount to be determined at trial, but no less than three times the amount of compensatory damages; (iii) awarding pre-judgment and post-judgment interest; (iv) awarding reasonable attorneys' fees and costs; and (v) awarding such further relief as this Court deems is just and proper.

## JURY DEMAND

Plaintiffs hereby demand a trial by jury for all issues so triable that are raised in this Complaint.

Dated: April 11, 2005

Respectfully submitted,

ARNOLD & PORTER LLP

By: Kent A. Yalowitz, by permission CSB


Kent A. Yalowitz
*Admitted Pro Hac Vice*
Robert A. Goodman
*Admitted Pro Hac Vice*
Jonathan N. Francis
*Admitted Pro Hac Vice*
399 Park Avenue
New York, New York 10022
(212) 715-1000

David F. Freeman, Jr.
*Admitted Pro Hac Vice*
555 Twelfth Street, N.W.
Washington, D.C. 20004
(202) 942-5000


– and –

GRIPPO & ELDEN LLC

Charles S. Bergen
George R. Dougherty
227 West Monroe Street
Chicago, Illinois 60606
(312) 704-7700

– and –

LAW OFFICES OF EUGENE K. HOLLANDER

Eugene K. Hollander
33 North Dearborn Street
Suite 2300
Chicago, Illinois 60602
(312) 425-9100

*Attorneys for Plaintiff DH2, Inc.*

CERTFICATE OF SERVICE

I, Charles S. Bergen, an attorney practicing in the Northern District of Illinois, caused the foregoing Second Amended Complaint to be served by e-mail transmission and first class mail this 11th day of April 2005 upon:

Jeffrey B. Maletta
KIRKPATRICK & LOCKHART LLP
1800 Massachusetts Avenue, N.W.
Washington, D. C. 20036
Phone (202) 778-9062
*Attorneys for Defendant EQ Advisors Trust*

Michele Odorizzi
MAYER, BROWN, ROWE & MAW LLP
190 South LaSalle Street
Chicago, Illinois 60603
Phone: (312) 782-0600
*Attorneys for Defendants Equitable Life Assurance Society of the United States and Peter Dana Noris*

Vilia M. Dradzys
WILDMAN, HARROLD, ALLEN & DIXON LLP
225 West Wacker Drive – Suite 2800
Chicago, Illinois 60606
Phone: (312) 201-2000
*Attorneys for Defendants EQ Advisors Trust, Theodossios Athanassiades, Jettie M. Edwards, David Wayne Fox, William Michael Kearns, Jr. Christopher P.A. Komirsarjevsky, Harvey Rosenthal, and Gary S. Schpero*

Laura Steinberg
SULLIVAN & WORCESTER
One Post Office Square
Boston, Massachusetts 02109
Phone: (617) 338-2800
*Attorneys for Defendants Theodossios Athanassiades, Jettie M. Edwards, David Wayne Fox, William Michael Kearns, Jr., Christopher P.A. Komirsarjevsky, Harvey Rosenthal, and Gary S. Schpero*

Charles S. Bergen

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